HellerEhrman



January 26, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED FEB 02 2004 WASH. D.C. SECTION

PROCESSED FEB 09 2004 THOMSON FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the increase in the price and trading volume of the shares of the Company, dated January 21, 2004, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on January 26, 2004;

dw 2/4

(2) The Company's circular regarding the discloseable transaction, disposal of shares in Downer EDI Limited by Paul Y. - ITC Construction Holdings Limited, dated January 6, 2004;

(3) The Company's circular regarding the scrip dividend alternative scheme in relation to the interim dividend and special dividend for the six months ended September 30, 2003, dated January 6, 2004;

(4) The Company's interim report 2004, dated December 19, 2003;

(5) The Company's announcement regarding interim results for the six months ended September 30 2003, dated December 19, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, Hong Kong Economic Journal and Hong Kong Economic Times, all on December 22, 2003;

(6) The Company's announcement regarding the increase in the trading volume of the shares of the Company, dated December 19, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on December 22, 2003; and

(7) The Company's announcement regarding the discloseable transaction, disposal of shares in Downer EDI Limited by Paul Y. - ITC Construction Holding Limited, dated December 16, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on December 17, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. Paul Y - ITC

H:DLAI\ADR\22105\0001\38SEC.doc

The Standard Monday, 26th January, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made in relation to the increases in the price and trading volume of the shares of the Company.

This announcement is made at the request of the Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") has noted the recent increases in the price and trading volume of the shares of the Company ("Shares") and wish to state that save as disclosed below, the Board is not aware of the reasons for such increase.

The Board has been informed that ITC Corporation Limited ("ITC"), which holds approximately 67.72% of the issued share capital of the Company, had sold 190,000,000 Shares, which representing 92.5% of today's trading volume of the Company, at HK$0.70 per Share on the market today, representing approximately 17.37% of the existing issued share capital of the Company. The Board has also been informed by ITC that it has currently no intention to further dispose any shares in the Company. Immediately after the disposal of the Shares, ITC holds approximately 50.35% of the issued share capital of the Company.

Save as disclosed above, the Board also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which is individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 21st January, 2004

成報 二零零四年一月二十六日(星期一)

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

公佈

本公佈乃就本公司股份之價格及交投量上升而刊發。

本公佈乃因應香港聯合交易所有限公司之要求而刊發。

保華德祥建築集團有限公司(「本公司」)之董事會(「董事會」)已注意到本公司股份(「股份」)之價格及交投量上升，並謹作出聲明，除下文所披露者外，董事會並不知悉導致該等上升之原因。

董事會已獲通知，持有本公司已發行股本約67.72%之德祥企業集團有限公司(「德祥企業」)於今日在市場上按每股0.70港元出售190,000,000股股份，佔本公司今日之總交投量92.5%，並佔本公司現有已發行股本約17.37%。董事會亦已獲德祥企業通知，該公司目前無意進一步出售本公司之任何股份。緊隨出售股份後，德祥企業持有本公司已發行股本約50.35%。

除上文所披露者外，董事會亦確認，目前並無任何涉及收購或變現之洽商或協議為根據上市協議第3段需予披露，董事亦不知悉有任何足以或可能影響股價之事項為根據上市協議第2段所規定之一般責任需予披露。

本公佈乃承董事會之命而刊發，各董事願就本公佈之準確性個別及共同承擔責任。

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

香港，二零零四年一月二十一日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Paul Y. - ITC Construction Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

DISPOSAL OF SHARES IN DOWNER EDI LIMITED BY PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

6th January, 2004

CONTENTS

	Page
Definitions	1
Letter from the Board	
Introduction	3
The Disposal	3
Incentive Option Agreement	4
Reasons for and benefit of the Disposal and the Incentive Option Agreement	4
Information on Paul Y. - ITC	4
Information on Downer	5
General information	5
Additional information	5
Appendix – General information	6

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement dated 16th December, 2003 made jointly by ITC Corporation and Paul Y. - ITC
"Directors"	the directors of Paul Y. - ITC
"Disposal"	Disposal by Paul Y. - ITC Group of 20 million Downer Shares on 8th December, 2003 together with the prior disposal by the Paul Y. - ITC Group of 8.75 million Downer Shares as announced on 11th November, 2003 by Paul Y. - ITC
"Downer"	Downer EDI Limited, a company whose securities are listed on the Australian Stock Exchange and the New Zealand Stock Exchange
"Downer Group"	Downer and its subsidiaries
"Downer Shares"	consolidated shares in Downer as adjusted as a result of consolidation of 4 shares into 1 new share of Downer on 28th November, 2003
"Executives"	certain executives of the Downer Group. They include the group and divisional chief executive officers, chief financial officers, general managers and departmental head of different key operation of the Downer Group, whom are not connected with the directors, chief executives and substantial shareholders of Paul Y. - ITC or its subsidiaries or any of their respective associates, as defined under the Listing Rules
"Grantee"	the grantee under the Incentive Option Agreement. The grantee is a company controlled by the Executives
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Incentive Option Agreement"	the incentive option agreement dated 28th April, 2003 entered into between Paul Y. - ITC, a subsidiary of Paul Y. - ITC and the Grantee
"ITC Corporation"	ITC Corporation Limited, a limited liability company incorporated in Bermuda, the securities of which are listed on the Stock Exchange
"Latest Practicable Date"	30th December, 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules
"Paul Y. - ITC" or the "Company"	Paul Y. - ITC Construction Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Paul Y. - ITC Group" or the "Group"	Paul Y. - ITC and its subsidiaries
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"A$"	Australian dollars
"HK$"	Hong Kong dollars
"%"	percentage

Amounts denominated in A$ have been translated, for the purpose of illustration only, into HK$ at the historical market rate when the relevant events occurred.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-executive Directors*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

6th January, 2004

To the shareholders of the Company

Dear Sir and Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF SHARES IN DOWNER EDI LIMITED BY PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

INTRODUCTION

On 16th December, 2003, the directors of Paul Y. - ITC and ITC Corporation jointly announced that a subsidiary of Paul Y. - ITC, a 64.96% owned subsidiary of ITC Corporation, has disposed of 20 million Downer Shares on 8th December, 2003 to independent third parties for a total consideration of A$73.6 million, which is equivalent to approximately HK$421.7 million, at a price of A$3.68 per Downer Share, which is equivalent to approximately HK$21.09 per Downer Share.

On 28th April, 2003, Paul Y. - ITC and a subsidiary of Paul Y. - ITC entered into the Incentive Option Agreement with a company controlled by the Executives whom has an option to purchase 8.75 million Downer Shares from the Paul Y. - ITC Group at A$2.2 per Downer Share (equivalent to approximately HK$12.6 per Downer Share). If all the option was exercised on 28th April, 2003, the total consideration amounted to A$19.3 million (equivalent to approximately HK$92.8 million).

The disposal of 20 million Downer Shares together with the prior disposal of 8.75 million Downer Shares as announced on 11th November, 2003 and the Incentive Option Agreement constitute a discloseable transaction for Paul Y. - ITC under the Listing Rules.

The 20 million Downer Shares and the 8.75 million Downer Shares disposed, and the 8.75 million Downer Shares under the Incentive Option Agreement represented 7.1%, 3.1% and 3.1% of the total issued share capital of Downer respectively.

THE DISPOSAL

The directors of Paul Y. - ITC wished to inform that Paul Y. - ITC has arranged its subsidiary for the disposal of 20 million Downer Shares on the Australian stock market on 8th December, 2003 to independent third parties not connected with the directors, chief executives and substantial shareholders of Paul Y. - ITC or its subsidiaries or any of their respective associates, as defined under the Listing Rules. The 20 million Downer Shares represented 7.1% of the total issued share capital of Downer.

The 20 million Downer Shares were disposed at a market price of A$3.68 per Downer Share, which is equivalent to approximately HK$21.09 per Downer Share on 8th December, 2003. As a result, the total consideration of the disposal of 20 million Downer Shares is approximately A$73.6 million, before tax and expenses, which is equivalent to approximately HK$421.7 million, and was satisfied in cash.

As at the Latest Practicable Date, the directors of Paul Y. - ITC intend to apply the proceeds resulting from the disposal of 20 million Downer Shares for the payment of interim and special dividends of about HK$328.1 million. The directors of Paul Y. - ITC will carefully evaluate the situation and hold the remaining proceeds as short term deposits for as long as the directors of Paul Y. - ITC consider it to be in the best interest of the Paul Y. - ITC Group and the shareholders of Paul Y. - ITC taken as a whole.

As a result of the Disposal, the shareholding interest of Paul Y. - ITC in Downer has decreased from 31.5% to 21.3%.

The following table sets out the changes of Paul Y. - ITC shareholding interests in Downer arising from the Disposal:

	Number of shares in Downer	Shareholding (in percentage)
As at 1st November, 2003	354,674,196	31.5
Disposal during November, 2003	(35,000,000)	(3.1)
Balance immediate before share consolidation	319,674,196	28.4
Share consolidation of 4 shares in Downer into 1 new Downer Share		
Balance immediate after share consolidation	79,918,549	28.4
Disposal in December, 2003	(20,000,000)	(7.1)
	59,918,549	21.3 *(Note)*

Note: Assuming the exercise of the option under the Incentive Option Agreement, the shareholding interests in Downer of Paul Y. - ITC should further decrease of 8,750,000 Downer Shares (equivalent to approximately 3.1%) to 51,168,549 Downer Shares (equivalent to approximately 18.2%).

INCENTIVE OPTION AGREEMENT

On 28th April, 2003, Paul Y. - ITC and a subsidiary of Paul Y. - ITC entered into the Incentive Option Agreement with the Grantee, under which the Grantee has an option to purchase 8.75 million Downer Shares from the Paul Y. - ITC Group at A$2.2 per Downer Share (equivalent to approximately HK$12.6 per Downer Share). If all the option was exercised on 28th April, 2003, the total consideration amounted to A$19.3 million (equivalent to approximately HK$92.8 million). The option is exercisable on or before 27th April, 2004 unless extended in accordance with its terms.

REASONS FOR AND BENEFIT OF THE DISPOSAL AND THE INCENTIVE OPTION AGREEMENT

The directors of Paul Y. - ITC consider that the Disposal represents a good opportunity for Paul Y. - ITC to realise part of its investment. It is the intention of Paul Y. - ITC to hold its remaining shareholding interest in Downer as long term investment.

Although Downer is just an associate of Paul Y. - ITC, it represents a very significant investment of Paul Y. - ITC. Therefore, the management of Downer was given the incentive to enhance the value of Downer and Paul Y. - ITC as a whole.

It is expected that the Paul Y. - ITC Group will report an estimated profit of approximately HK$196 million on the Disposal and approximately HK$15 million if all the option under the Incentive Option Agreement is exercised. The aggregate book value of the Downer Shares under the Disposal and the Incentive Option Agreement is approximately HK$398.2 million.

INFORMATION ON PAUL Y. - ITC

The principal activities of Paul Y. - ITC Group include building construction, civil engineering, specialist works, property investment, and manufacturing and trading of construction materials. In addition, its investment in major associates includes Downer and China Strategic Holdings Limited.

INFORMATION ON DOWNER

Downer has become an associate of Paul Y. - ITC since 2001. Downer is listed on the Australian Stock Exchange and the New Zealand Stock Exchange. The principal activities of Downer Group include provision of comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific.

The following is a summary of the audited consolidated results of the Downer Group for the two years ended 30th June, 2003 and 30th June, 2002 respectively:

	2003		**2002**	
	A$'000	*HK$'000*	*A$'000*	*HK$'000*
Revenue	2,679,930	15,355,999	2,430,390	13,926,135
Profits before taxation	94,743	542,877	79,301	454,395
Taxation	(28,171)	(161,420)	(22,870)	(131,045)
Profits after taxation	66,572	381,457	56,431	323,350

The audited consolidated net asset value of the Downer Group as at 30th June, 2003 was about A$760.2 million, equivalent to about HK$4,355.9 million.

GENERAL INFORMATION

The Disposal and the Incentive Option Agreement constitute a discloseable transaction for Paul Y. - ITC under the Listing Rules.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix of this circular.

Your faithfully,
For and on behalf of the board of
Paul Y. - ITC Construction Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(A) Directors' interests and short positions in shares, underlying shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code and which were required to be entered in the register kept by the Company pursuant to section 352 of the SFO were as follows:

(a) Interests and short positions in the shares, underlying shares and debenture of the Company

Name of Director	Capacity	Long position/ short position	No. of shares of the Company held	Approximate % of the issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation/ interest of concert party *(Note)*	Long position	710,482,056	64.96%
	Beneficial owner	Long position	11,603,952	1.06%
Cheung Hon Kit	Beneficial owner	Long position	400	0.00%
Law Man Wah, Conrad	Beneficial owner	Long position	6,445	0.00%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 710,482,056 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 34.82% of the issued ordinary share capital of ITC Corporation which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares. Out of the aforesaid 710,482,056 shares in the Company, 702,514,056 shares in the Company were pledged.

Pursuant to a loan agreement dated 28th October, 2002 between ITC Corporation as borrower and Dr. Chan Kwok Keung, Charles as lender ("Concert Party Agreement"), Dr. Chan Kwok Keung, Charles has concert party interest in 460,241,231 shares in the Company out of the aforesaid 710,482,056 shares in the Company held by Hollyfield.

(b) Interests and short positions in the shares, underlying shares and debenture of the following associated corporations:

(i) **ITC Corporation**

Name of Director	Capacity	Long position/ short position	No. of ordinary shares of ITC Corporation held	No. of underlying shares (in respect of the convertible notes (unlisted equity derivatives)) of ITC Corporation held	Approximate % of the issued ordinary share capital of ITC Corporation
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note a)*	Long position	219,681,911	-	34.82%
	Beneficial owner	Long position	-	833,333,333 *(Note b)*	132.07%

Notes:

a. Dr. Chan Kwok Keung, Charles was deemed to be interested in 219,681,911 ordinary shares in ITC Corporation by virtue of his shareholding in Chinaview. Galaxyway, a wholly-owned subsidiary of Chinaview, owned these shares.

b. Dr. Chan Kwok Keung, Charles owned convertible notes issued by ITC Corporation in the principal amount of HK$250,000,000 carrying rights to convert into 833,333,333 ordinary shares of ITC Corporation at an initial conversion price of HK$0.30 per share, subject to adjustment. Out of the aforesaid convertible notes of HK$250,000,000, HK$120,000,000 convertible notes (representing 400,000,000 underlying shares) were pledged.

(ii) **China Strategic Holdings Limited ("China Strategic")**

Name of Director	Capacity	Long position/ short position	No. of shares of China Strategic held	No. of underlying shares (in respect of the warrants (listed equity derivatives)) of China Strategic held	Approximate % of the issued share capital of China Strategic
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	258,819,795	-	30.99%
	Interest of controlled corporation *(Note)*	Long position	-	24,142,950	2.89%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 258,819,795 shares in China Strategic and warrants for 24,142,950 shares in China Strategic by virtue of his shareholding in Chinaview, which in turn, indirectly owned approximately 34.82% of the issued ordinary share capital of ITC Corporation. ITC Corporation indirectly owned approximately 64.96% of the issued share capital of the Company. Calisan Developments Limited, an indirect wholly-owned subsidiary of the Company, owned these shares and warrants.

ITC Corporation and China Strategic are associated corporations, within the meaning of Part XV of the SFO, of the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company, had, under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(B) Interests and short positions of substantial shareholders/other persons recorded in the register kept under the SFO

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following parties had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(a) Interests and short positions of substantial shareholders in shares and underlying shares of the Company

Name	Capacity	Long position/ short position	No. of shares of the Company held	Approximate % of the issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation/interest of concert party *(Note)*	Long position	710,482,056	64.96%
	Beneficial owner	Long position	11,603,952	1.06%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	722,086,008	66.02%
Chinaview	Interest of controlled corporation *(Note)*	Long position	722,086,008	66.02%
Galaxyway	Interest of controlled corporation *(Note)*	Long position	722,086,008	66.02%
ITC Corporation	Interest of controlled corporation/interest of concert party *(Note)*	Long position	722,086,008	66.02%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	710,482,056	64.96%
Hollyfield	Beneficial owner *(Note)*	Long position	710,482,056	64.96%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment, which was, in turn, a wholly-owned subsidiary of ITC Corporation, owned 710,482,056 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 34.82% of the issued ordinary share capital of ITC Corporation. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. Out of the aforesaid 710,482,056 shares in the Company held by Hollyfield, 702,514,056 shares in the Company were pledged. ITC Investment was deemed to be interested in the said 710,482,056 shares in the Company held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 710,482,056 shares in the Company held by Hollyfield and 11,603,952 shares in the Company held directly by Dr. Chan Kwok Keung, Charles.

Pursuant to the Concert Party Agreement, Dr. Chan Kwok Keung, Charles had interest of concert party in 460,241,231 shares in the Company out of the aforesaid 710,482,056 shares in the Company held by Hollyfield. Also, pursuant to the Concert Party Agreement, ITC Corporation had interest of concert party in 471,845,183 shares in the Company out of the aggregate of the aforesaid 710,482,056 shares in the Company held by Hollyfield and 11,603,952 shares in the Company held directly by Dr. Chan Kwok Keung, Charles. Galaxyway and Chinaview were deemed to be interested in 722,086,008 shares in the Company, of which ITC Corporation had interest of controlled corporation and interest of concert party.

(b) ***Interests and short positions of other persons in shares and underlying shares of the Company***

Name	Capacity	Long position/ short position	No. of shares of the Company held	Approximate % of the issued share capital of the Company
Tai Fook Securities Group Limited	Interest of controlled corporation *(Note)*	Long position	702,514,056	64.23%
Tai Fook (BVI) Limited	Interest of controlled corporation *(Note)*	Long position	702,514,056	64.23%
Tai Fook Finance Company Limited	Security interest *(Note)*	Long position	702,514,056	64.23%

Note: Tai Fook Finance Company Limited, a wholly-owned subsidiary of Tai Fook (BVI) Limited, has security interest in 702,514,056 shares in the Company. Tai Fook Securities Group Limited owned the entire issued share capital of Tai Fook (BVI) Limited. Tai Fook (BVI) Limited and Tai Fook Securities Group Limited were deemed to be interested in the said shares.

(C) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of issued share capital
Hamker Concrete Products Limited	Lau Kwok Cheung	30.0%
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Paul Y. Seli Limited	Societa Esecuzione Lavori Idraulici S.p.A.	49.0%
Paul Y. - CREC Engineering Co., Limited	China Railway Engineering Corporation	30.0%

Save as disclosed above, the Directors and the chief executives of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

SERVICE CONTRACTS

None of the Directors has entered into any service contracts with any member of the Group which is not terminable by the Group within one year without any payment of compensation, other than statutory compensation.

LITIGATION

No member of the Group is at present engaged in any litigation or claim of material importance to the Group and no litigation or claim of material importance to the Group is known to the Directors to be pending or threatened against any member of the Group.

GENERAL

a. The secretary of the Company is Ms. Mui Ching Hung, Joanna, A.C.S., A.C.I.S.

b. The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal place of business of the Company in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

c. The principal share registrars and transfer office of the Company is Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda and the branch share registrar and transfer office of the Company is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

d. The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

本通函乃要件　請即處理

閣下如對本通函各方面**有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下保華德祥建築集團有限公司證券，請立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

須予披露交易

保華德祥建築集團有限公司

出售DOWNER EDI LIMITED之股份

二零零四年一月六日

目　錄

頁次

釋義 1

董事會函件

緒言 3

出售事項 3

獎勵選擇權協議 4

進行出售事項及獎勵選擇權協議之原因及利益 4

有關保華德祥之資料 4

有關Downer之資料 5

一般資料 5

其他資料 5

附錄 — 一般資料 6

於本通函內，除文義另有所指外，以下詞語具有下列涵義：

「公佈」	指	德祥企業及保華德祥於二零零三年十二月十六日聯合發表之公佈
「董事」	指	保華德祥之董事
「出售事項」	指	保華德祥集團於二零零三年十二月八日出售20,000,000股Downer股份，連同保華德祥於二零零三年十一月十一日所公佈保華德祥集團先前出售8,750,000股Downer股份
「Downer」	指	Downer EDI Limited，其證券在澳洲證券交易所及紐西蘭證券交易所上市之公司
「Downer集團」	指	Downer及其附屬公司
「Downer股份」	指	Downer之合併股份，已就於二零零三年十一月二十八日將Downer之四股股份合併為一股新股份而作出調整
「行政人員」	指	Downer集團之若干行政人員，包括Downer集團之集團及分部行政總裁、財務總監、總經理及不同主要業務之部門主管，該等人士與保華德祥或其附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士(定義見上市規則)並無關連
「承授人」	指	獎勵選擇權協議項下之承授人。承授人為行政人員控制之一間公司
「香港」	指	中華人民共和國香港特別行政區
「獎勵選擇權協議」	指	保華德祥、保華德祥之附屬公司與承授人於二零零三年四月二十八日訂立之獎勵選擇權協議
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其證券在聯交所上市
「最後實際可行日期」	指	二零零三年十二月三十日，即本通函付印前為確認本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則內上市公司董事進行證券交易之標準守則
「保華德祥」或「本公司」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「保華德祥集團」或「本集團」	指	保華德祥及其附屬公司
「證券及期貨條例」	指	香港法例第571章證券及期貨條例

「聯交所」	指	香港聯合交易所有限公司
「澳元」	指	澳洲元
「港元」	指	港元
「%」	指	百分比

就僅供參考而言，以澳元列值之款額已按有關事件發生時之歷史市場匯率換算為港元。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
黃永灝(副董事總經理)
周美華
張漢傑
羅文華
李漢潮
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

須予披露交易
保華德祥建築集團有限公司
出售DOWNER EDI LIMITED之股份

緒言

於二零零三年十二月十六日，保華德祥及德祥企業之董事聯合宣佈，保華德祥(乃德祥企業持有64.96%權益之附屬公司)之附屬公司已於二零零三年十二月八日向獨立第三者出售20,000,000股Downer股份，總代價為73,600,000澳元(約相等於421,700,000港元)，每股Downer股份作價3.68澳元(約相等於每股Downer股份21.09港元)。

於二零零三年四月二十八日，保華德祥及保華德祥之附屬公司與由行政人員控制之公司訂立獎勵選擇權協議，據此行政人員有權向保華德祥集團購買8,750,000股Downer股份，每股Downer股份作價2.2澳元(約相等於每股Downer股份12.6港元)。倘所有選擇權於二零零三年四月二十八日獲行使，則總代價為19,300,000澳元(約相等於92,800,000港元)。

根據上市規則，出售20,000,000股Downer股份，連同於二零零三年十一月十一日所公佈先前出售8,750,000股Downer股份，及獎勵選擇權協議構成保華德祥之須予披露交易。

所出售之20,000,000股Downer股份及8,750,000股Downer股份及獎勵選擇權協議項下之8,750,000股Downer股份分別佔Downer全部已發行股本之7.1%、3.1%及3.1%。

出售事項

保華德祥之董事謹此通知，保華德祥已安排其附屬公司於二零零三年十二月八日在澳洲股票市場出售20,000,000股Downer股份予獨立第三者(與保華德祥或其附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士(定義見上市規則)並無關連)。該20,000,000股Downer股份佔Downer全部已發行股本之7.1%。

該20,000,000股Downer股份已於二零零三年十二月八日按市場價格每股Downer股份3.68澳元（約相等於每股Downer股份21.09港元）出售。因此，出售20,000,000股Downer股份之總代價約為73,600,000澳元（未計稅項及開支）（約相等於421,700,000港元），並已以現金支付。

於最後實際可行日期，保華德祥之董事擬將出售20,000,000股Downer股份所得款項用作支付中期及特別股息約328,100,000港元。保華德祥之董事將仔細評估情況，並於保華德祥之董事認為符合保華德祥集團及保華德祥股東之整體利益時，將所得款項餘額以短期存款方式持有。

由於出售事項，保華德祥於Downer之股權已由31.5%減少至21.3%。

下表載列因出售事項導致保華德祥於Downer之股權變動：

	於Downer之股份數目	股權（以百分比計算）
於二零零三年十一月一日	354,674,196	31.5
於二零零三年十一月內進行之出售事項	(35,000,000)	(3.1)
緊接股份合併前結餘	319,674,196	28.4
Downer之四股股份合併為一股新Downer股份之股份合併		
緊隨股份合併後結餘	79,918,549	28.4
於二零零三年十二月進行之出售事項	(20,000,000)	(7.1)
	59,918,549	21.3（附註）

附註：假設行使獎勵選擇權協議項下之選擇權，則保華德祥於Downer之股權應進一步減少8,750,000股Downer股份（約相等於3.1%）至51,168,549股Downer股份（約相等於18.2%）。

獎勵選擇權協議

於二零零三年四月二十八日，保華德祥及保華德祥之附屬公司與承授人訂立獎勵選擇權協議，據此承授人有權向保華德祥集團購買8,750,000股Downer股份，每股Downer股份作價2.2澳元（約相等於每股Downer股份12.6港元）。倘所有選擇權於二零零三年四月二十八日獲行使，則總代價為19,300,000澳元（約相等於92,800,000港元）。選擇權可於二零零四年四月二十七日或之前行使，惟根據其條款延長則除外。

進行出售事項及獎勵選擇權協議之原因及利益

保華德祥之董事認為，出售事項為保華德祥帶來變現其部份投資之良機。保華德祥擬將其所持於Downer之餘下權益作為長期投資。

雖然Downer僅為保華德祥之聯營公司，但亦屬於保華德祥之非常重大投資。因此，Downer之管理層獲給予獎勵以提升Downer及保華德祥之整體價值。

預期保華德祥集團將於出售事項中錄得估計溢利約196,000,000港元，而假若獎勵選擇權協議項下之選擇權被悉數行使，則估計溢利約15,000,000港元。根據出售事項及獎勵選擇權協議之Downer股份總賬面值約為398,200,000港元。

有關保華德祥之資料

保華德祥集團之主要業務包括樓宇建築、土木工程、專項工程、物業投資，以及製造及買賣建築材料。此外，該集團於主要聯營公司之投資包括Downer及中策集團有限公司。

有關Downer之資料

Downer自二零零一年起已成為保華德祥之聯營公司。Downer在澳洲證券交易所及紐西蘭證券交易所上市。Downer集團之主要業務包括為澳洲、紐西蘭、亞洲及太平洋地區之公營及私營電力、鐵路、公路、電訊、礦務及礦物加工行業提供全面之工程及基建管理服務。

下表為Downer集團分別截至二零零三年六月三十日及二零零二年六月三十日止兩個年度之經審核綜合業績概要：

	二零零三年		二零零二年	
	千澳元	千港元	千澳元	千港元
收入	2,679,930	15,355,999	2,430,390	13,926,135
除税前溢利	94,743	542,877	79,301	454,395
税項	(28,171)	(161,420)	(22,870)	(131,045)
除税後溢利	66,572	381,457	56,431	323,350

Downer集團於二零零三年六月三十日之經審核綜合資產淨值約為760,200,000澳元（約相等於4,355,900,000港元）。

一般資料

根據上市規則，出售事項及獎勵選擇權協議構成保華德祥之須予披露交易。

其他資料

務請垂注載於本通函附錄之其他資料。

此致

列位本公司股東　台照

代表
保華德祥建築集團有限公司
董事會
主席
陳國強博士
謹啟

二零零四年一月六日

責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。董事願就本通函所載之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，並無遺漏任何事實，致令本通函內之任何聲明有所誤導。

權益披露

(A) 董事於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，董事及本公司主要行政人員於本公司或任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份及債券中持有根據證券及期貨條例第十五部第7與第8部分及標準守則必須向本公司及聯交所申報及必須列入根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉(包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉)如下：

(a) 本公司股份、相關股份及債券之權益及淡倉

董事姓名	身份	好倉／淡倉	所持有本公司股份數目	佔本公司已發行股本概約百分比
陳國強	受控制法團權益／一致行動人士權益(附註)	好倉	710,482,056	64.96%
	實益擁有人	好倉	11,603,952	1.06%
張漢傑	實益擁有人	好倉	400	0.00%
羅文華	實益擁有人	好倉	6,445	0.00%

附註： 陳國強博士由於擁有Chinaview International Limited(「Chinaview」)之股權而被視作擁有710,482,056股本公司股份之權益。Galaxyway Investments Limited(「Galaxyway」)為Chinaview之全資附屬公司，並擁有約34.82%德祥企業已發行普通股本，而德祥企業繼而擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited(「Hollyfield」)則擁有該等股份。於上述之710,482,056股本公司股份中，702,514,056股本公司股份已作抵押。

根據德祥企業(作為借款人)與陳國強博士(作為貸款人)於二零零二年十月二十八日訂立之貸款協議(「一致行動人士協議」)，陳國強博士於上述Hollyfield所持之710,482,056股本公司股份中之其中460,241,231股本公司股份中擁有一致行動人士權益。

(b) 於下列相聯法團之股份、相關股份以及債券之權益及淡倉

(i) 德祥企業

董事姓名	身份	好倉／淡倉	所持有德祥企業普通股數目	所持有德祥企業之可換股票據（非上市股本衍生工具）之相關股份	佔德祥企業已發行普通股本概約百分比
陳國強	受控制法團權益（附註a）	好倉	219,681,911	–	34.82%
	實益擁有人	好倉	–	833,333,333（附註b）	132.07%

附註：

a. 陳國強博士由於擁有Chinaview之股權而被視作擁有219,681,911股德祥企業普通股權益。該等股份由Chinaview之全資附屬公司Galaxyway所擁有。

b. 陳國強博士擁有由德祥企業發行本金額為250,000,000港元之可換股票據，附有可按初步換股價每股0.30港元（可予調整）轉換成833,333,333股德祥企業普通股之權利。於上述250,000,000港元之可換股票據中，其中120,000,000港元之可換股票據（相當於400,000,000股相關股份）已作抵押。

(ii) 中策集團有限公司（「中策」）

董事姓名	身份	好倉／淡倉	所持有中策股份數目	所持有中策之認股權證（非上市股本衍生工具）之相關股份數目	佔中策已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	258,819,795	–	30.99%
	受控制法團權益（附註）	好倉	–	24,142,950	2.89%

附註：陳國強博士由於擁有Chinaview之股權而被視作擁有中策之258,819,795股股份及中策之24,142,950股股份之認股權證之權益。Chinaview繼而間接擁有約34.82%德祥企業已發行普通股本。德祥企業間接擁有約64.96%本公司已發行股本。本公司之間接全資附屬公司Calisan Developments Limited擁有該等股份及認股權證。

德祥企業及中策為本公司之相聯法團（定義見證券及期貨條例第十五部）。

除上文所披露者外，於最後實際可行日期，各董事或本公司主要行政人員概無根據證券及期貨條例第十五部第7及第8部分於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或債券中擁有(或根據證券及期貨條例之有關規定被認為或視作擁有)任何權益或淡倉，或任何必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內的權益，或任何根據標準守則必須向本公司及聯交所申報之權益。

(B) 列入根據證券及期貨條例予以存置之登記冊內之主要股東／其他人士之權益及淡倉

於最後實際可行日期，據董事及本公司主要行政人員所知，下列人士於本公司股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向本公司披露之權益或淡倉：

(a) 主要股東於本公司股份及相關股份之權益及淡倉

姓名／名稱	身份	好倉／淡倉	所持有本公司股份數目	佔本公司已發行股本概約百分比
陳國強	受控制法團權益／一致行動人士權益(附註)	好倉	710,482,056	64.96%
	實益擁有人	好倉	11,603,952	1.06%
伍婉蘭	配偶權益(附註)	好倉	722,086,008	66.02%
Chinaview	受控制法團權益(附註)	好倉	722,086,008	66.02%
Galaxyway	受控制法團權益(附註)	好倉	722,086,008	66.02%
德祥企業	受控制法團權益／一致行動人士權益(附註)	好倉	722,086,008	66.02%
ITC Investment	受控制法團權益(附註)	好倉	710,482,056	64.96%
Hollyfield	實益擁有人(附註)	好倉	710,482,056	64.96%

附註：ITC Investment之全資附屬公司Hollyfield擁有710,482,056本公司股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有34.82%德祥企業已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。於上述Hollyfield持有之710,482,056股本公司股份中，702,514,056股本公司股份已抵押。ITC Investment被視作於上述Hollyfield持有之710,482,056股本公司股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之710,482,056股本公司股份中及陳國強博士直接持有之11,603,952股本公司股份中擁有權益。

根據一致行動人士協議，陳國強博士於上述Hollyfield持有之710,482,056股本公司股份中之460,241,231股本公司股份中擁有一致行動人士權益。另亦根據一致行動人士協議，德祥企業於上述Hollyfield持有之710,482,056股本公司股份及由陳國強博士直接持有之11,603,952股本公司股份中之471,845,183股本公司股份中擁有一致行動人士權益。Galaxyway及Chinaview被視作於德祥企業擁有受控制法團權益及一致行動人士權益之722,086,008股本公司股份中擁有權益。

(b) 其他人士於本公司股份及相關股份之權益及淡倉

名稱	身份	好倉／淡倉	所持有本公司股份數目	佔本公司已發行股本概約百分比
大福證券集團有限公司	受控制法團權益（附註）	好倉	702,514,056	64.23%
Tai Fook (BVI) Limited	受控制法團權益（附註）	好倉	702,514,056	64.23%
大福財務有限公司	抵押權益（附註）	好倉	702,514,056	64.23%

附註： Tai Fook (BVI) Limited之全資附屬公司大福財務有限公司於702,514,056股本公司股份中擁有抵押權益。大福證券集團有限公司擁有Tai Fook (BVI) Limited之全部已發行股本。Tai Fook (BVI) Limited及大福證券集團有限公司被視作於上述股份中擁有權益。

(C) 於本集團其他成員公司中之主要股權

於最後實際可行日期，據董事及本公司主要行政人員所知，下列人士（董事或本公司主要行政人員除外）直接或間接擁有面值10%或以上之任何類別股本（附有在一切情況下於本集團任何其他成員公司之股東大會上投票之權利）：

附屬公司名稱	股東姓名／名稱	佔已發行股本百分比
恒加混凝土製品有限公司	劉國祥	30.0%
朗成設計工程（香港）有限公司	傳藝工程策劃有限公司	45.0%
Paul Y. Seli Limited	Societa Esecuzione Lavori Idraulici S.p.A.	49.0%
保華中鐵工程有限公司	中國鐵路工程總公司	30.0%

除上文所披露者外，於最後實際可行日期，董事及本公司主要行政人員並不知悉任何人士於本公司股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向本公司披露之權益或淡倉，或直接或間接擁有面值10%或以上之任何類別股本（附有在一切情況下於本集團任何其他成員公司之股東大會上投票之權利）或持有該等股份之任何購股權。

服務合約

各董事概無與本集團任何成員公司訂立任何不可於一年內免付補償（法定補償除外）而終止之服務合約。

訴訟

本集團成員公司目前概無牽涉任何就本集團而言乃屬重大之訴訟或索償要求，而就董事所知，本集團各成員公司亦概無任何尚未了結或蒙受威脅而對本集團乃屬重大之訴訟或索償要求。

一般事項

a. 本公司之秘書為梅靜紅小姐A.C.S., A.C.I.S。

b. 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而在香港之主要營業地點設於香港九龍觀塘鴻圖道51號保華企業中心31樓。

c. 本公司之股份過戶登記總處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，而本公司之股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

d. 本通函之中、英文本如有任何歧義，就解釋而言，概以英文本為準。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Paul Y. - ITC Construction Holdings Limited, you should at once hand this document to the purchaser or to the bank manager, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-executive Directors*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

6th January, 2004

To the shareholders of the Company

Dear Sir or Madam,

Scrip Dividend Alternative Scheme in relation to the Interim Dividend and Special Dividend for the Six Months Ended 30th September, 2003

On 19th December, 2003, it was announced that your Directors resolved to pay an interim dividend of HK$0.01 per share of HK$0.10 each in the capital of the Company ("Share") and a special dividend of HK$0.29 per Share for the six months ended 30th September, 2003, such interim and special dividend to be satisfied by cash, with an option to elect scrip dividend of Shares ("Scrip Shares"), payable to shareholders on the register of members of the Company as at the close of business on 5th January, 2004 ("Scrip Dividend Alternative Scheme").

Particulars of the Scrip Dividend Alternative Scheme

Under the Scrip Dividend Alternative Scheme, each shareholder has the choice of receiving:

(a) HK$0.30 in cash for each existing Share held on 5th January, 2004;

(b) an allotment of Scrip Shares credited as fully paid and having an aggregate market value (as determined below), save for adjustment for fractions, equal to the total amount of interim and special dividend which such shareholder could elect to receive in cash; or

(c) a combination of partly in (a) and partly in (b) above.

As stated in the announcement of 19th December, 2003, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ended 5th January, 2004 less a discount of five per cent. of such average price or HK$0.70 per Share, whichever is the higher. The average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 5th January, 2004 less a discount of five per cent. was HK$0.687. The entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Alternative Scheme shall be determined based on the price of HK$0.70. Accordingly, the number of Scrip Shares which

each shareholder will receive under the Scrip Dividend Alternative Scheme will be calculated by the following formula:

$$\begin{array}{c}\text{Number of Scrip Shares}\\ \text{to be received under the}\\ \text{Scrip Dividend}\\ \text{Alternative Scheme}\end{array} = \begin{array}{c}\text{Number of existing Shares}\\ \text{held on 5th January, 2004}\\ \text{for which the interim and special dividend is}\\ \text{to be satisfied in Shares under}\\ \text{the Scrip Dividend Alternative Scheme}\end{array} \times \frac{0.30}{0.70}$$

If all shareholders elect to receive their entitlements in Scrip Shares, based on 1,093,703,466 Shares in issue, not more than 468,730,056 Scrip Shares will be issued under the Scrip Dividend Alternative Scheme.

The number of Scrip Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the interim and special dividend for the six months ended 30th September, 2003. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Scrip Election Form

A Scrip Election Form is enclosed. **Any shareholder who wishes to receive Scrip Shares, either in whole or in part, in respect of his interim and special dividend entitlement must complete the Scrip Election Form and return it to Secretaries Limited ("Share Registrar"), Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 p.m. on 20th January, 2004. No acknowledgement of receipt of the said Form will be issued. Any shareholder who wishes to receive only cash in respect of his interim and special dividend entitlement need not complete the Scrip Election Form.**

If you complete the Scrip Election Form but do not specify the number of Shares in respect of which you elect to receive Scrip Shares, or if you elect to receive Scrip Shares in respect of a greater number of Shares than your registered holding on 5th January, 2004, then in either case you will be deemed to have exercised your election to receive the interim and special dividend wholly in Scrip Shares in respect of all the Shares of which you were then registered as the holder(s).

No Scrip Election Forms are being sent to shareholders who have previously lodged a cash election form electing to receive all future scrip dividend in cash. If you wish to revoke your permanent election for cash, please lodge your written instruction with the Share Registrar at the above address no later than 4:00 p.m. on 20th January, 2004. Otherwise, such shareholders will receive the interim and special dividend for the six months ended 30th September, 2003 wholly in cash.

Overseas Shareholders

Shareholders whose registered addresses are outside Hong Kong will not be permitted to participate in the Scrip Dividend Alternative Scheme in accordance with the bye-laws of the Company and accordingly, they will receive the interim and special dividend wholly in cash. No Scrip Election Forms are being sent to such shareholders.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Alternative Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and cheques in respect of cash dividends are expected to be sent to shareholders by post at the risk of such shareholders on or around 3rd February, 2004. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 3rd February, 2004, the Scrip Election Forms will be disregarded and the full cash dividend will be paid in the way as described above.

The Shares are not listed on or dealt in on any other stock exchange and no listing or permission to deal is being or is proposed to be sought.

Dealings in Scrip Shares are expected to commence on 5th February, 2004.

Advantage of Scrip Dividend Alternative Scheme

The Scrip Dividend Alternative Scheme will give shareholders the opportunity to increase their investment in the Company at a discount to market value as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Alternative Scheme will also be to the advantage of the Company because, to the extent that shareholders receive Scrip Shares, in whole or in part, in respect of the interim and special dividend, such cash as would otherwise have been paid to shareholders will be retained for use by the Company.

Recommendation

Whether or not it is to your advantage to elect to receive Scrip Shares in lieu of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, must be solely the responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR STOCKBROKERS OR OTHER REGISTERED DEALER IN SECURITIES, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISERS.**

Yours faithfully,
On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之保華德祥建築集團有限公司之股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行經理、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
黃永灝(副董事總經理)
周美華
張漢傑
羅文華
李漢潮
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至二零零三年九月三十日止六個月
中期及特別股息有關
之以股代息建議計劃

根據二零零三年十二月十九日所公佈，本公司董事局議決以現金(附以股(「代息股份」)代息方式)派發截至二零零三年九月三十日止六個月之中期股息每股本公司股本中每股面值0.10港元之股份(「股份」)獲派0.01港元及特別股息每股股份獲派0.29港元予二零零四年一月五日營業時間結束時名列本公司股東名冊之股東(「以股代息建議計劃」)。

以股代息建議計劃詳情

根據以股代息建議計劃，每名股東可選擇以下其中一種方式收取中期及特別股息：

(a)　於二零零四年一月五日每持有一股已有之股份獲付0.30港元之現金；或

(b)　獲配入賬列為繳足之代息股份，而此等代息股份就零碎股經調整之市值總額(按下文所述計算)相等於股東可選擇收取之現金中期及特別股息總額；或

(c)　合併上文部份(a)與(b)之方式。

根據二零零三年十二月十九日發表公佈，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至二零零四年一月五日止連續三個交易日每股股份於香港聯合交易所有限公司(「聯交所」)之平均收市價減以此每股平均價百分之五之折讓，或以每股0.70港元(兩者以較高者為準)而計算。截至二零零四年一月五日止連續三個交易日每股股份在聯交所之平均收市價減以百分之五之折讓為0.687港元。股東根據以股代息建議計劃應得之代息股份按市值0.70港元計算。因此，每位股東根據以股代

息建議計劃將可收取之代息股份數目，將按以下公式計算：

根據以股代息建議計劃將收取之代息股份數目	=	於二零零四年一月五日在以股代息建議計劃中選擇收取股份作為中期及特別股息之現有股份數目	X	$\frac{0.30}{0.70}$

假如所有股東選擇收取其應得之代息股份，根據已發行1,093,703,466股股份計算，則按以股代息建議計劃最多發行468,730,056股代息股份。

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

代息股份將與於發行日期已有之股份享有同等權益，惟無權享有截至二零零三年九月三十日止六個月之中期及特別股息。代息股份可全數收取於股份發行日期後所宣派或派付或作出之股息及分派。

股份選擇表格

茲隨附上股份選擇表格。**任何股東如欲全部或部份以代息股份收取應得之中期及特別股息，須將股份選擇表格填妥，最遲須於二零零四年一月二十日下午四時送達秘書商業服務有限公司(「股份登記處」)，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。收到上述表格後本公司不會發出收訖通知書。任何股東如欲只收取現金作為中期及特別股息，將毋須填寫股份選擇表格。**

閣下如填妥股份選擇表格但未註明選擇收取代息股份之股數，又或選擇收取代息股份之股數較於二零零四年一月五日　閣下名下登記持有者為多，則在此任何一種情況下，　閣下將被視作已選擇全部收取代息股份作為　閣下當時名下全部股份應得之中期及特別股息。

股份選擇表格將不會寄予曾呈交選擇在將來所有以股代息計劃中收取現金之現金選擇表格的股東。　閣下如欲取消固定收取現金股息的選擇。請將書面指示在二零零四年一月二十日下午四時前送達股份登記處，否則該等股東將全部收取現金作為截至二零零三年九月三十日止年度之中期及特別股息。

海外股東

根據本公司章程，其登記地址於香港以外地區之股東不得參與以股代息建議計劃，因此，該等人士將全部收取現金作為中期及特別股息。股份選擇表格將不會寄予海外股東。

聯交所上市及寄發股票

以股代息建議計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。代息股份股票及現金股息支票預期於二零零四年二月三日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。　閣下當收到將發行代息股份之有關股票後，可以買賣。倘於二零零四年二月三日前代息股份並未獲准上市(儘管此情況不大可能出現)，股份選擇表格將不予理會，而全數之現金股息將按以上敍述的程序派付。

股份並無在任何其他證券交易所上市或買賣，現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

預期代息股份將於二零零三年二月五日開始買賣。

以股代息建議計劃之優點

以股代息建議計劃將使股東有機會依據上述規定按低於市值之價格，增加在本公司之投資，且毋須支付經紀佣金及印花稅。以股代息建議計劃亦對本公司有利，因為倘若股東全部或部份選擇收取代息股份作為中期及特別股息，原應派發予股東之現金將可留待本公司使用。

推薦意見

選擇全部或部份收取代息股份以代替現金是否對　閣下有利，將視乎　閣下本身之情況而定，就此而作出之決定及由此而引致之後果均須由各股東自負責任。　**閣下如對應採取之行動有任何疑問，應立即諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。**

此致

本公司列位股東　台照

代表董事會
主席
陳國強博士
謹啟

二零零四年一月六日

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司

Interim Report 2004
中期報告

CONTENTS
目錄

01 Chairman's Statement
主席報告書

17 Independent Review Report
獨立審閱報告書

18 Condensed Consolidated Income Statement
簡明綜合收益表

19 Condensed Consolidated Balance Sheet
簡明綜合資產負債表

20 Condensed Consolidated Statement of Changes in Equity
簡明綜合股本變動表

21 Condensed Consolidated Cash Flow Statement
簡明綜合現金流動表

22 Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

CHAIRMAN'S STATEMENT

I am pleased to present to shareholders the interim report and condensed consolidated financial statements of Paul Y. - ITC Construction Holdings Limited (the "Company") and its subsidiaries (together with the Company, the "Group") for the six months ended 30th September, 2003. The consolidated income statement and consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30th September, 2003, and the consolidated balance sheet of the Group as at 30th September, 2003, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 18 to 31 of this report. This interim report has been reviewed by the Company's audit committee and auditors.

主席報告書

本人欣然向股東提呈保華德祥建築集團有限公司(「本公司」)及其附屬公司(連同本公司,統稱「本集團」)截至二零零三年九月三十日止六個月之中期報告及簡明綜合財務報告。本集團截至二零零三年九月三十日止六個月之綜合收益表,綜合現金流動表及綜合股本變動表,以及本集團於二零零三年九月三十日之綜合資產負債表均未經審核及屬簡明性質,並只附載部份説明性之附註,全部載於本報告第18至第31頁。本公司之審核委員會及核數師已審閱本中期報告。

DIVIDEND

As disclosed on 16th December, 2003, the Group realised HK$587.8 million in cash through the disposal of 28.75 million ordinary shares of Downer EDI Limited ("Downer"). As a result, the net debt of about HK$550 million as at 30th September, 2003 was entirely eliminated. Being in a net cash position, the Board considered that it to be the best interest of the shareholders to distribute a special cash dividend. As such, the Board resolved to pay an interim dividend of 1 cent per share and a special dividend of 29 cents per share for the six months ended 30th September, 2003 (2002: 1 cent per share for interim dividend and Nil for special dividend) to shareholders whose names appear on the register of members of the Company as at the close of business on 5th January, 2004. The interim and special dividend are expected to be paid to shareholders by post on or around 3rd February, 2004.

股息

如二零零三年十二月十六日所披露,本集團通過出售28,750,000股Downer EDI Limited(「Downer」)普通股份,套現現金587,800,000港元。因此,於二零零三年九月三十日淨債項約550,000,000港元已全數抵銷。呈淨現金狀況下,董事局認為派發特別股息合乎股東最佳利益。因此董事局已決議向於二零零四年一月五日辦公時間結束時名列本公司股東名冊之股東派付截至二零零三年九月三十日止六個月之中期股息每股港幣1仙及特別股息每股港幣29仙(二零零二年:中期股息每股港幣1仙及並無特別股息)。中期股息及特別股息預計於二零零四年二月三日左右以郵寄方式向股東派付。

The board of directors of the Company ("Board") also proposed that the above interim and special dividend should be satisfied by cash, with an option to elect scrip dividend of shares in respect of part or all of such dividend, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the new shares to be issued. The market value of the shares to be issued under the scrip dividend alternative will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 5th January, 2004 less a discount of five per cent. of such average price or 70 cents per share, whichever is the higher. A circular giving full details of the scrip dividend alternative and a form of election will be sent to shareholders.

本公司董事局(「董事局」)並建議,在香港聯合交易所有限公司(「聯交所」)上市委員會批准將予發行之新股上市及買賣之情況下,上述中期股息及特別股息以現金支付,且可選擇以股代息方式派付全部或部份該等股息。根據以股代息建議將予發行之股份之市值將按本公司股份於截至二零零四年一月五日止連續三個交易日之平均收市價減5%之折讓或每股港幣70仙(以較高者為準)而釐定。一份載有以股代息建議全部詳情之通函及選擇表格,將向股東寄發。

CLOSE OF REGISTER OF MEMBERS

The register of members of the Company will be closed on 5th January, 2004, on which no share transfer shall be effected. In order to qualify for the interim and special dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by no later than 4:00 p.m. on 2nd January, 2004.

暫停辦理股東登記手續

本公司將於二零零四年一月五日暫停辦理股東登記手續，於該日將不會登記任何股份之轉讓。如欲獲派中期股息及特別股息，所有股份過戶文件連同有關股票，最遲須於二零零四年一月二日下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

MANAGEMENT DISCUSSION AND ANALYSIS

Financial performance and positions

For the six months period under review, the Group's consolidated turnover decreased by 16% to approximately HK$1,674 million when compared with last corresponding period. It is mainly due to the continuing downturn in the Hong Kong construction sector.

Due to the drop in revenue, the intensified competition in the construction market in Hong Kong and declining tender prices of construction projects, the Group's gross profit declined by 38% to some HK$29 million. As a result of the persistent effort in implementing cost saving measures, the loss from operations was narrowed down to HK$34 million as compared with HK$43 million for same period last year. Due to the reduced amount of bank borrowing after the disposal of the Group's hotel property in December 2002 and lower interest rates, there were savings in finance costs by HK$10 million to some HK$6 million for the period. A net investment income of HK$17 million has been recorded which represented mainly interest income. Certain investment properties at 30th September, 2003 were revalued by the directors by reference to the valuations made by an independent professional valuer. Accordingly, deficits arising on revaluation of about HK$16 million were recorded during the period.

Share of results of associates and jointly controlled entities registered a profit of about HK$119 million, showing an increase of over 56% as compared with same period last year which was mainly attributable to the encouraging performance of Downer. Taxation of some HK$47 million represented mainly the overseas tax in respect of dividend received from and share of income tax of Downer. Profit for the period was HK$30 million and basic earnings per share was 2.8 cents.

管理層討論及分析

財務表現及狀況

於回顧六個月期內，本集團之綜合營業額降至約1,674,000,000港元，與去年同期比較，減幅為16%，主因是香港建築業持續衰退。

由於收入倒退，香港建築工程業內之競爭加劇，加上建築工程項目之投標價格下降，本集團之毛利下跌38%至約29,000,000港元。全賴本集團致力實施削減成本措施，業務虧損縮減至34,000,000港元，而去年同期則錄得虧損43,000,000港元。銀行借款金額隨本集團在二零零二年十二月出售酒店物業下降，加上受惠於低息環境，本期間所減省之融資成本達10,000,000港元，約為6,000,000港元。本公司亦錄得淨投資收入17,000,000港元，主要是利息收入。董事亦參考專業獨立估值師之估值，對若干投資物業於二零零三年九月三十日之價值進行重估。因此，本期間錄得重估虧損約16,000,000港元。

攤佔聯營公司及共同控制機構業績錄得溢利約119,000,000港元，較去年同期增加逾56%，此增長乃主要來自Downer之表現理想。稅項約47,000,000港元主要因收取Downer派發之股息招致海外稅項及攤佔其所得稅款而產生。期間溢利為30,000,000港元，而每股基本盈利則為港幣2.8仙。

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

Financial performance and positions *(continued)*

When compared with the Group's financial positions as at last year end, total assets increased by 5% to some HK$5,094 million and net current assets increased by 11% to some HK$579 million. Current assets were at 1.4 times of current liabilities, showing an improvement from 1.3 as at last year end. Net debts to equity ratio maintained at 0.2 times. Due to the appreciation of Australian dollars, exchange reserve increased by some HK$50 million in relation to the Group's interest in Downer. Coupled with the net profit of HK$30 million, issue of shares for HK$4 million upon conversion of the warrants and offset by a dividend of HK$11 million for this period, shareholders' funds increased by 3% to HK$2,732 million.

Net cash inflow from operations was about HK$16 million and outflow of HK$39 million in respect of investing and financing activities, resulting in a net decrease in cash of about HK$23 million for the period.

管理層討論及分析(續)

財務表現及狀況(續)

與本集團上年度結束時之財政狀況相比，本集團之總資產增加5%至約5,094,000,000港元，流動資產淨值亦增加11%至約579,000,000港元。流動資產相當於流動負債之1.4倍，更勝上年度結束時之1.3倍。資產負債淨額比率保持在0.2倍。因本集團於Downer之權益乃以澳元計算，而期內澳元升值，導致匯兌儲備增加約50,000,000港元，計入純利30,000,000港元、因認股權證換股而發行4,000,000港元之股份並以本期間11,000,000港元之股息抵銷，股東資金增加3%至2,732,000,000港元。

經營業務之現金流入淨額約為16,000,000港元，而投資及融資之現金流出淨額則為39,000,000港元，導致本期間之現金淨額減少約23,000,000港元。

OPERATIONS

Contracting and construction materials

During the period, the Group secured new contracts with an aggregate value of approximately HK$1,799 million, of which some HK$938 million and some HK$861 million came from public sector and private sector respectively. The new contracts comprised some HK$555 million of building construction contracts, some HK$938 million of civil engineering contracts and some HK$306 million of specialist works.

Contracts on hand at this period end increased by 14% to approximately HK$11,792 million while value of work remaining also increased by 7% to approximately HK$5,263 million when compared with last financial year end. Profile of contracts on hand at the end of this period is as follows:

業務

合約工程及建築材料

期內，本集團取得之新工程合約總值約1,799,000,000港元，其中約938,000,000港元來自公營機構，約861,000,000港元來自私營機構。新工程合約中約555,000,000港元為樓宇建築工程合約、約938,000,000港元為土木工程合約，以及約306,000,000為專項工程合約。

於本期間結束時，持有工程合約價值及尚餘之工程價值相較上一個財政年度結束時分別上升14%至約11,792,000,000港元及7%至約5,263,000,000港元。於本期間結束時持有之工程合約如下：

		Value of contracts on hand as at 30/9/2003 二零零三年九月三十日持有工程合約價值 HK$'million 百萬港元	Value of work remaining as at 30/9/2003 二零零三年九月三十日餘下工程價值 HK$'million 百萬港元
Building construction	樓宇建築工程	8,603	3,665
Civil engineering	土木工程	2,021	1,077
Specialist works	專項工程	1,168	521
		11,792	5,263



OPERATIONS *(continued)*

Contracting and construction materials *(continued)*

Subsequent to the period end, the Group secured further new contracts with an aggregate attributable value of approximately HK$1,349 million including two hotel development construction contracts of some HK$1,168 million.

Construction sector output in Hong Kong has been declining for a few years due to reducing capital expenditure by both public and private sectors. This had led to severe competition and eroded the Group's gross margin. Consequently all construction and engineering divisions as well as the construction material division experienced losses in operation. As the Group's work-on-hand is now on an uptrend, gross margin is expected to improve.

Property

Total value of the property portfolio, excluding those self-used properties, amounted to some HK$536 million as at the period end, equivalent to 11% of the total assets of the Group. Included in the property portfolio are Paul Y. Centre, the Group's headquarter in Kwun Tong, In-Zone, a shopping arcade in Wanchai and certain investment properties in the PRC. During the period, certain investment properties in the PRC were disposed of at approximately their carrying value for some HK$22 million.

Although the overall rental rates of the investment properties had been reduced, occupancy rate was maintained at the satisfactory level in which both Paul Y. Centre and In-Zone remained at an occupancy rate at around 92% and 72% respectively at the period end.

Subsequent to the period end, the Group has entered into a sale and purchase agreement with an independent third party to dispose of certain investment properties in the PRC in aggregate for some HK$28 million before expense and tax.

業務 *(續)*

合約工程及建築材料 *(續)*

期結日後，本集團新取合約應佔總值約1,349,000,000港元，包括兩項酒店發展項目建築合約價值約1,168,000,000港元。

由於公私營界別皆減縮資本開支，本港建築業過去幾年直走下坡，導致競爭激烈及使到本集團毛利率受損。因此，本集團之所有建築工程分部均在呈虧經營，建材部門亦未能倖免。鑒於集團手頭工程數量增加，預期毛利率將可改善。

物業

於本期間結束時，若撇除自用物業，物業組合之總值約536,000,000港元，相當於本集團總資產11%。本集團之投資物業組合包括本集團位於觀塘之總部保華企業中心、位於灣仔之購物商場國泰新域及位於中國之若干投資物業。本集團於期內以相當於有關物業賬面值之作價約22,000,000港元出售國內若干投資物業。

儘管期內投資物業之整體租金有所下調，幸而佔用率依然維持在令人滿意之水平，本期間結束時，保華企業中心與國泰新域之佔用率分別維持在約92%及72%左右。

於本期間結束後，本集團與獨立第三者訂立一項買賣協議，以合共約28,000,000港元之代價(未扣除相關開支及稅項)出售國內若干投資物業。

MAJOR ASSOCIATES

DOWNER

Downer reported a revenue of A$2,680 million (HK$13,647 million) and a net profit after tax of A$67 million (HK$341 million) for the year ended 30th June, 2003 which represent increases of 10% and 18% from the corresponding year ended 30th June, 2002 respectively. As at the period end, the Group held 344,033,969 ordinary shares in Downer which represents 35.3% of the then issued ordinary share capital. Subsequent to the period end, the Group has arranged for placing of in aggregate of 28.75 million ordinary shares in Downer (adjusted by the consolidation of four ordinary shares in Downer into one ordinary share in Downer on 28th November, 2003) to independent third parties which raised, before tax and expenses, approximately A$104.1 million (HK$587.8 million). In addition, the preference shareholders of Downer have exercised their rights to convert the preference shares to 32.5 million ordinary shares in Downer. As a result of the placing and dilution due to the conversion of preference shares, the Group's shareholding in Downer has decreased to 21.3% subsequent to the period end. The Group intends to hold its remaining shareholding interest in Downer as long term investment.

Downer, a top 150 listed company on the Australian Stock Exchange, which is also listed on the New Zealand Stock Exchange, has total assets of around A$2 billion and number of employees of over 15,000. Downer provides comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific. Its business consists of four main principal activities that have common core competencies. These core competencies include value-adding skills in design, project and facilities management, operations and maintenance to provide clients with single source solutions.

Downer's divisions are: Downer Engineering (engineering division), Works Infrastructure (infrastructure division), Roche Mining (mining division), and EDI Rail (rail division).

主要聯營公司

DOWNER

截至二零零三年六月三十日止年度，Downer分別錄得2,680,000,000澳元（13,647,000,000港元）之收入及67,000,000澳元（341,000,000港元）之除稅後純利，較截至二零零二年六月三十日止年度分別上升10%及18%。於本期間結束時，本集團持有Downer之344,033,969股普通股份，約相當於其當時已發行普通股本之35.3%。於本期間結束後，本集團安排向獨立第三者配售合共28,750,000股Downer普通股份（已按Downer普通股份於二零零三年十一月二十八日進行四股合一股之股份合併而作出調整），未計相關稅項及開支之所得款項約為104,100,000澳元（587,800,000港元）。此外，Downer之優先股股東亦行使彼等之權利將優先股轉換為32,500,000股普通股份。因進行配售加上優先股獲轉換，造成攤薄影響，於本期間結束後，本集團持有之Downer股權已減至21.3%。本集團打算將其餘Downer股權作長線投資持有。

Downer為澳洲證券交易所150家頂尖上市公司之一，亦在紐西蘭證券交易所上市，擁有資產總值約20億澳元，僱員人數逾15,000人。Downer為澳洲、紐西蘭、亞洲及亞太區內公營及私營之電力、鐵路、道路、電訊、採礦及礦產加工業提供全面之工程及基建管理服務。該公司之服務範疇由同樣擁有專注核心業務之四個經營部門提供，此等專注核心業務包括於設計、項目及設施管理、營運及維修保養之增值技巧，為客戶提供單一來源解決方案。

Downer之部門為Downer Engineering（工程部門）、Works Infrastructure（基建部門）、Roche Mining（採礦部門）及EDI Rail（鐵路部門）。

MAJOR ASSOCIATES *(continued)*

CHINA STRATEGIC HOLDINGS LIMITED ("China Strategic")

In July 2003, the Group and Hanny Holdings Limited ("Hanny") jointly announced that they would make a voluntary conditional general cash offer for the shares and warrants of China Strategic, other than those owned by the Group and Hanny and parties acting in concert with them and to cancel all the outstanding share options of China Strategic. Upon the closure of the offer in September 2003, the Group holds approximately 31.2% interest in shares in China Strategic and as a result, China Strategic becomes an associate of the Group.

China Strategic is an investment holding company with its securities listed on the Stock Exchange which engages in business of manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and investment in infrastructure projects. For the six months ended 30th June, 2003, China Strategic reported a turnover of some HK$1,736 million and a loss of some HK$133 million.

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the period, the Group obtained new bank loans in the amount of HK$40 million. The proceeds were used for general working capital purpose. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to nine years. As at 30th September, 2003, the Group's total borrowings amounted to HK$798 million with HK$146 million repayable within one year and HK$652 million repayable after one year. Cash balances at 30th September, 2003 amounted to HK$248 million.

As at the period end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio remained at 0.29 which is calculated based on the total borrowings of HK$798 million and the Group's shareholders' funds of HK$2,732 million.

主要聯營公司（續）

中策集團有限公司（「中策」）

本集團與錦興集團有限公司（「錦興」）於二零零三年七月發表聯合公佈，向並非由本集團與錦興以及彼等之一致行動人士所擁有之中策股份及認股權證提出自願性有條件全面現金收購建議，以及註銷中策全部尚未行使之購股權。是項建議於二零零三年九月截止後，本集團持有中策約31.2%股權，故中策成為本集團之聯營公司。

中策為一間投資控股公司，其證券於香港聯合交易所有限公司上市。該公司從事製造、零售和分銷中西藥及基建項目投資。於截至二零零三年六月三十日止六個月，中策錄得營業額約1,736,000,000港元及虧損約133,000,000港元。

流動資金及資本來源

本集團就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金。期內，本集團獲40,000,000港元之新借銀行貸款。有關款項已用作一般營運資金。本集團之貸款按市場息率計息，還款期由一年至九年不等。於二零零三年九月三十日，本集團借款共約798,000,000港元，其中146,000,000港元須於一年內償還，另外652,000,000港元須於一年後償還。於二零零三年九月三十日之現金結餘為248,000,000港元。

於期終時，本集團全部借款均按浮動息率計息，並以港元為單位。按借款總額798,000,000港元及本集團之股東資金2,732,000,000港元計算，本集團之資本負債比率保持在0.29。

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 30th September, 2003, the Group employed a total of about 1,270 full time employees. Remuneration packages comprised of salary and performance based bonus. In appreciation of our employees' support and contributions in our cost-cutting regime throughout the past few years, the Board has also resolved to granting bonus payment to employees in this financial year. Details of share option scheme were disclosed in the Company's annual report for the year ended 31st March, 2003. No share options were exercised during the period.

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零三年九月三十日，本集團共聘用約1,270名全職僱員。酬金包括薪金及與表現掛鈎之花紅。集團過去幾年減縮開支經營，倖仍得僱員支持並作出貢獻，故董事局議決，於本財政年度向僱員發放花紅。購股權計劃之詳情請參閱本公司截至二零零三年三月三十一日止年度之年報。期內概無任何購股權獲行使。

PLEDGE OF ASSETS

As at 30th September, 2003, certain of the Group's properties, interest in an associate, investment securities and debtors with an aggregate value of approximately HK$1,268 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

資產抵押

於二零零三年九月三十日，本集團總值約1,268,000,000港元之若干物業、聯營公司權益、投資證券及應收賬項，以及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。

CONTINGENT LIABILITIES

As at the period end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts of HK$769 million.

或然負債

於本期間結束時，本集團有若干或然負債，其中包括仍然有效之建築合約履約擔保書，涉及款額769,000,000港元。

SECURITIES IN ISSUE

During the period, an aggregate of 9,648,758 shares were issued as a result of exercise of outstanding warrants ("2003 Warrants") which confer rights to the holders to subscribe for approximately HK$82 million in cash for shares at a subscription price of HK$0.40 per shares.

During the period, the remaining 2003 Warrants expired and share options over 16,100,000 shares at a subscription price of HK$0.5552 per share lapsed and were cancelled.

As at the period end, there were 1,072,664,795 shares in issue. Save as disclosed above, there was no movement in the issued share capital during the period.

已發行證券

於本期間，合共9,648,758股股份因尚未行使之認股權證（「2003年認股權證」）獲行使而發行。2003年認股權證賦予持有人權利可按認購價每股0.40港元，以現金認購約值82,000,000港元股份。

於本期間，其餘尚未行使之2003年認股權證屆滿，而可認購超過16,100,000股股份之購股權已於期內失效並註銷，其認購價為每股0.5552港元。

於期終時，已發行股份共1,072,664,795股。除上文披露者外，期內已發行股本並無任何變動。

OUTLOOK

The Group has transformed successfully in the past 5 years, despite having to face a declining construction market in Hong Kong. Our income stream is much resilient from the Hong Kong economy and is very well supported by more robust foreign economy through Downer. Having a balance sheet in a net cash position, the Group is ready to exploit opportunities in the construction, engineering and facility management services sector as well as investment in infrastructure projects in China.

Following China Strategic becoming an associate of the Group, the ties with China Strategic were strengthened and this enhances the Group's profile in the PRC. The Group expects that the investments and business of China Strategic in the PRC will contribute long-term financial benefit to the Group.

In Australia, South Pacific region and Singapore, Downer is well positioned to capitalise on global trends towards outsourcing and pursue increasing opportunities in service partnership with governments for upgrading and maintaining essential infrastructure. Steady growth is expected from its ability to provide clients with turnkey service delivery in the road, rail, power, telecommunications, mining and resource sectors. With its diverse skill base and promising growth potential, the directors are confident that Downer will continue to prosper and enhance the value of the Group.

In the years to come, the Group will continue its business and investment diversification strategy by venturing into the different geographical markets where sound business opportunities are identified, with primary focus on the China market and investments generating earnings growth. Barring unforeseeable circumstances, the Group is well positioned to capture its prospects and meet the challenges ahead.

展望

儘管須面對本港建造市場衰退之困局，集團過去五年仍成功轉型。結果是集團之收入來源較少倚賴本港經濟，而是通過Downer大大受惠於更蓬勃之外國經濟。擁有呈淨現金狀況之資產負債表，本集團已準備就緒，開拓建造、工程及裝置管理服務界別之商機，與及物色國內基建項目之投資機會。

中策成為本集團聯營公司後，與中策的關係得到加強，並提升了本集團在國內之形象。本集團預期中策在國內之投資及業務將為本集團帶來長期財務利益。

隨著全球興起外判熱潮，Downer在澳洲、南太平洋地區及新加坡正處於有利陣地，把握為各地政府提供重要基建之提升與維修服務之商機。預期藉著向道路、鐵路、電力、電訊、採礦及資源界別之客戶提供全面服務，Downer之業務將會穩步增長。憑藉多元技術基礎及巨大增長潛力，董事有信心Downer將持續壯大及提升本集團之價值。

展望將來，本集團會藉著進軍已覓得理想業務商機之不同地區市場(惟本集團主要專注於中國市場)及投資於盈利增長力強勁之項目，繼續實行多元化發展業務及分散投資之策略。在排除意外情況下，本集團有能力把握新機會及應付日後之挑戰。

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30th September, 2003, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange were as follows:

董事於股份、相關股份及債券之權益及淡倉

於二零零三年九月三十日，本公司董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第十五部）之股份、相關股份及債券中持有必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據聯交所證券上市規則中上市公司董事進行證券及交易的標準守則（「標準守則」）必須向本公司及聯交所申報之權益及淡倉如下：

(1) Interests and short positions in the shares, underlying shares and debenture of the Company

(1) 本公司股份、相關股份及債券之權益及淡倉

Name of director 董事姓名	Capacity 身份	Long position/ short position 好倉／淡倉	No. of shares of the Company held 所持本公司股份數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation/ interest of concert party *(Note)* 受控制法團權益／一致行動人士權益 *(附註)*	Long position 好倉	685,220,227	63.88%
	Beneficial owner 實益擁有人	Long position 好倉	11,318,000	1.06%
Cheung Hon Kit 張漢傑	Beneficial owner 實益擁有人	Long position 好倉	400	0.00%
Law Man Wah, Conrad 羅文華	Beneficial owner 實益擁有人	Long position 好倉	6,445	0.00%

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(continued)*

(1) Interests and short positions in the shares, underlying shares and debenture of the Company *(continued)*

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 685,220,227 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 34.82% of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares. Out of the aforesaid 685,220,227 shares in the Company, 685,202,227 shares in the Company were pledged.

Pursuant to a loan agreement dated 28th October, 2002 between ITC as borrower and Dr. Chan Kwok Keung, Charles as lender ("Concert Party Agreement"), Dr. Chan Kwok Keung, Charles has interest of concert party in 434,979,402 shares in the Company out of the aforesaid 685,220,227 shares in the Company held by Hollyfield.

(2) Interests and short positions in the shares, underlying shares and debenture of ITC

董事於股份、相關股份及債券之權益及淡倉*(續)*

(1) 本公司股份、相關股份及債券之權益及淡倉*(續)*

附註： 陳國強博士由於擁有Chinaview International Limited(「Chinaview」)之股權而被視作擁有685,220,227股本公司股份之權益。Galaxyway Investments Limited(「Galaxyway」)為Chinaview之全資附屬公司，並擁有約34.82%德祥企業集團有限公司(「德祥企業」)已發行普通股本，而德祥企業繼而擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited(「Hollyfield」)則擁有該等股份。於上述之685,220,227股本公司股份中，685,202,227股本公司股份已作抵押。

根據德祥企業(作為借款人)與陳國強博士(作為貸款人)於二零零二年十月二十八日訂立之貸款協議(「一致行動人士協議」)，陳國強博士於上述Hollyfield所持之685,220,227股本公司股份中之其中434,979,402股本公司股份中擁有一致行動人士權益。

(2) 於德祥企業股份、相關股份以及債券之權益及淡倉

Name of director 董事姓名	Capacity 身份	Long position/ short position 好倉／淡倉	No. of ordinary shares of ITC held 所持有德祥企業普通股數目	No. of underlying shares (in respect of the convertible notes (unlisted equity derivatives)) of ITC held 所持有德祥企業之可換股票據(非上市股本衍生工具)之相關股份	Approximate % of the issued ordinary share capital of ITC 佔德祥企業已發行普通股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation *(Note a)* 受控制法團權益 *(附註a)*	Long position 好倉	219,681,911	–	34.82%
	Beneficial owner 實益擁有人	Long position 好倉	–	833,333,333 *(Note b)* *(附註b)*	132.07%

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(continued)*

董事於股份、相關股份及債券之權益及淡倉（續）

(2) Interests and short positions in the shares, underlying shares and debenture of ITC *(continued)*

Notes:

a. Dr. Chan Kwok Keung, Charles was deemed to be interested in 219,681,911 ordinary shares in ITC by virtue of his shareholding in Chinaview. Galaxyway, a wholly-owned subsidiary of Chinaview, owned these shares.

b. Dr. Chan Kwok Keung, Charles owned convertible notes issued by ITC in the principal amount of HK$250,000,000 carrying rights to convert into 833,333,333 ordinary shares of ITC at an initial conversion price of HK$0.30 per share, subject to adjustment. Out of the aforesaid convertible notes of HK$250,000,000, HK$120,000,000 convertible notes (representing 400,000,000 underlying shares) were pledged.

(2) 於德祥企業股份、相關股份以及債券之權益及淡倉（續）

附註：

a. 陳國強博士由於擁有Chinaview之股權而被視作擁有219,681,911股德祥企業普通股權益。該等股份由Chinaview之全資附屬公司Galaxyway所擁有。

b. 陳國強博士擁有由德祥企業發行本金額為250,000,000港元之可換股票據，附有可按初步換股價每股0.30港元（可予調整）轉換成833,333,333股德祥企業普通股之權利。於上述250,000,000港元之可換股票據中，其中120,000,000港元之可換股票據（相當於400,000,000股相關股份）已作抵押。

(3) Interests and short positions in the shares, underlying shares and debenture of China Strategic

(3) 於中策之股份、相關股份及債券之權益及淡倉

Name of director 董事姓名	Capacity 身份	Long position/ short position 好倉／淡倉	No. of shares of China Strategic held 所持中策股份股份數目	No. of underlying shares (in respect of the warrants (listed equity derivatives)) of China Strategic held 所持有中策之認股權證（上市股本衍生工具）之相關股份數目	Approximate % of the issued share capital of China Strategic 佔中策已發行股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corpration *(Note)* 受控制法團權益 *(附註)*	Long position 好倉	258,819,795	–	31.20%
	Interest of controlled corporation *(Note)* 受控制法團權益 *(附註)*	Long position 好倉	–	24,142,950	2.91%

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(continued)*

董事於股份、相關股份及債券之權益及淡倉（續）

(3) Interests and short positions in the shares, underlying shares and debenture of China Strategic *(continued)*

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 258,819,795 shares in China Strategic and warrants for 24,142,950 shares in China Strategic by virtue of his shareholding in Chinaview, which in turn, indirectly owned approximately 34.82% of the issued ordinary share capital of ITC, ITC indirectly owned approximately 63.88% of the issued share capital of the Company. Calisan Developments Limited, an indirect wholly-owned subsidiary of the Company, owned these share and warrants.

(3) 於中策之股份、相關股份及債券之權益及淡倉（續）

附註： 陳國強博士由於擁有Chinaview之股權而被視作擁有258,819,795股中策股份及可認購24,142,950股中策股份之認股權證之權益。Chinaview繼而間接擁有約34.82%德祥企業已發行普通股本。德祥企業間接擁有約63.88%本公司已發行股本。本公司間接全資附屬公司Calisan Developments Limited擁有該等股份及認股權證。

ITC and China Strategic are associated corporations, within the meaning of Part XV of the SFO, of the Company.

德祥企業及中策為本公司之相聯法團（定義見證券及期貨條例第十五部）。

Save as disclosed above, as at 30th September, 2003, none of the Directors or chief executives of the Company had any interest and short position in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code .

除上文所披露者外，於二零零三年九月三十日，各董事或本公司主要行政人員概無於本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份或債券中擁有任何必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據標準守則必須向本公司及聯交所申報之權益及淡倉。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURE

董事購買股份或債券之權利

The following table discloses movements in the share options of the Company during the period:

下表披露本公司購股權於期內之變動詳情：

			Number of shares of the Company to be issued upon exercise of the share options 購股權獲行使時將予發行之本公司股份數目		
Name of director 董事姓名	Date of grant 批授日期	Exercise price per share 每股行使價 港元 HK$	At 1/4/2003 於二零零三年四月一日	Lapsed during the period 於期內失效	At 30/9/2003 於二零零三年九月三十日
Lau Ko Yuen, Tom 劉高原	17th December, 1999 一九九九年十二月十七日	0.5552	5,000,000	(5,000,000)	-
Chan Fut Yan 陳佛恩	17th December, 1999 一九九九年十二月十七日	0.5552	5,000,000	(5,000,000)	-
Chau Mei Wah, Rosanna 周美華	17th December, 1999 一九九九年十二月十七日	0.5552	6,100,000	(6,100,000)	-
			16,100,000	(16,100,000)	-

Save as disclosed herein, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities including debentures of, the Company or any other body corporate, and none of the directors, chief executives or their spouse or children under the age of 18, had any right to subscribe for securities of the Company, or had exercised any such right during the period.

除本文所披露者外，本公司或其任何附屬公司於期內並未訂立任何安排，使本公司董事從購買本公司或任何其他公司之股份或債務證券（包括公司債券）而獲益，而董事、主要行政人員或彼等之配偶或未滿十八歲之子女於期內概無任何可認購本公司證券之權利，亦無行使任何該等權利。

INTERESTS OF SUBSTANTIAL SHAREHOLDERS/ OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO

As at 30th September, 2003, so far as is known to the Directors and the chief executive of the Company, the interests and short positions of the substantial shareholders/ other persons in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益

於二零零三年九月三十日，據本公司董事及主要行政人員所知，下列主要股東／其他人士於本公司股份或相關股份中擁有必須列入根據證券及期貨條例第336條予以存置之登記冊內之權益及淡倉：

1) Interests and short positions of substantial shareholders in shares and underlying shares of the Company

1) 主要股東於本公司股份及相關股份之權益及淡倉

Name 姓名	Capacity 身份	Long position/ short position 好倉／淡倉	No. of shares of the Company held 所持本公司股份數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation/interest of concert party *(Note)* 受控制法團權益／一致行動人士權益*(附註)*	Long position 好倉	685,220,227	63.88%
	Beneficial owner 實益擁有人	Long position 好倉	11,318,000	1.06%
Ng Yuen Lan, Macy 伍婉蘭	Interest of spouse *(Note)* 配偶權益*(附註)*	Long position 好倉	696,538,227	64.94%
Chinaview	Interest of controlled corporation *(Note)* 受控制法團權益*(附註)*	Long position 好倉	696,538,227	64.94%
Galaxyway	Interest of controlled corporation *(Note)* 受控制法團權益*(附註)*	Long position 好倉	696,538,227	64.94%
ITC 德祥企業	Interest of controlled corporation/interest of concert party *(Note)* 受控制法團權益／一致行動人士權益*(附註)*	Long position 好倉	696,538,227	64.94%
ITC Investment	Interest of controlled corporation *(Note)* 受控制法團權益*(附註)*	Long position 好倉	685,220,227	63.88%
Hollyfield	Beneficial owner *(Note)* 實益擁有人*(附註)*	Long position 好倉	685,220,227	63.88%

INTERESTS OF SUBSTANTIAL SHAREHOLDERS/ OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO *(continued)*

1) Interests and short positions of substantial shareholders in shares and underlying shares of the Company *(continued)*

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment, which was, in turn, a wholly-owned subsidiary of ITC, owned 685,220,227 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 34.82% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. Out of the aforesaid 685,220,227 shares in the Company held by Hollyfield, 685,202,227 shares in the Company were pledged. ITC Investment was deemed to be interested in the said 685,220,227 shares in the Company held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 685,220,227 shares in the Company held by Hollyfield and 11,318,000 shares in the Company held directly by Dr. Chan Kwok Keung, Charles.

Pursuant to the Concert Party Agreement, Dr. Chan Kwok Keung, Charles had interest of concert party in 434,979,402 shares in the Company out of the aforesaid 685,220,227 shares in the Company held by Hollyfield. Also, pursuant to the Concert Party Agreement, ITC had interest of concert party in 446,297,402 shares in the Company out of the aggregate of the aforesaid 685,220,227 shares in the Company held by Hollyfield and 11,318,000 shares in the Company held directly by Dr. Chan Kwok Keung, Charles. Galaxyway and Chinaview were deemed to be interested in 696,538,227 shares in the Company, of which ITC had interest of controlled corporation and interest of concert party.

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益*(續)*

1) 主要股東於本公司股份及相關股份之權益及淡倉*(續)*

附註： ITC Investment之全資附屬公司Hollyfield擁有685,220,227本公司股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有34.82%德祥企業已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。於上述Hollyfield持有之685,220,227股本公司股份中，685,202,227股本公司股份已抵押。ITC Investment被視作於上述Hollyfield持有之685,220,227股本公司股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之685,220,227股本公司股份中及陳國強博士直接持有之11,318,000股本公司股份中擁有權益。

根據一致行動人士協議，陳國強博士於上述Hollyfield持有之685,220,227股本公司股份中之434,979,402股本公司股份中擁有一致行動人士權益。另亦根據一致行動人士協議，德祥企業於上述Hollyfield持有之685,220,227股本公司股份中之446,297,402股本公司股份中擁有一致行動人士權益，其中11,318,000股本公司股份由陳國強博士直接持有。Galaxyway及Chinaview被視作於德祥企業擁有受控制法團權益及一致行動人士權益之696,538,227股本公司股份中擁有權益。

INTERESTS OF SUBSTANTIAL SHAREHOLDERS/ OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO *(continued)*

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益（續）

2) Interests and short positions of other persons in shares and underlying shares of the Company

2) 其他人士於本公司股份及相關股份之權益及淡倉

Name 名稱	Capacity 身份	Long position/ short position 好倉／淡倉	No. of shares of the Company held 所持本公司股份數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Tai Fook Securities Group Limited 大福證券集團有限公司	Interest of controlled corporation *(Note)* 受控制法團權益 *(附註)*	Long position 好倉	685,202,227	63.88%
Tai Fook (BVI) Limited	Interest of controlled corporation *(Note)* 受控制法團權益 *(附註)*	Long position 好倉	685,202,227	63.88%
Tai Fook Finance Company Limited 大福財務有限公司	Security interest *(Note)* 抵押權益 *(附註)*	Long position 好倉	685,202,227	63.88%

Note: Tai Fook Finance Company Limited, a wholly-owned subsidiary of Tai Fook (BVI) Limited, has security interest in 685,202,227 shares in the Company. Tai Fook Securities Group Limited owned the entire issued share capital of Tai Fook (BVI) Limited. Tai Fook (BVI) Limited and Tai Fook Securities Group Limited were deemed to be interested in the said shares.

附註： Tai Fook (BVI) Limited之全資附屬公司大福財務有限公司於685,202,227股本公司股份中擁有抵押權益。大福證券集團有限公司擁有Tai Fook (BVI) Limited之全部已發行股本。Tai Fook (BVI) Limited及大福證券集團有限公司被視作於上述股份中擁有權益。

Save as disclosed above, as at 30th September, 2003, the Company has not been notified of any interest or short position in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO.

除上文所披露者外，於二零零三年九月三十日，本公司並未獲知會有任何其他人士擁有須列入根據證券及期貨條例第336條予以存置之登記冊內於本公司之股份及相關股份之權益或淡倉。

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th September, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

最佳應用守則

各本公司董事概無知悉任何資料，足以合理顯示本公司於截至二零零三年九月三十日止六個月任何時間未有遵守聯交所證券上市規則附錄14所載之最佳應用守則。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed securities during the period.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 19th December, 2003

購買、出售或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

代表董事局

主席
陳國強博士

香港，二零零三年十二月十九日

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 18 to 31.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th September, 2003.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 19th December, 2003

獨立審閱報告書

致保華德祥建築集團有限公司之
(於百慕達註冊成立之有限公司)
董事局

緒言

本核數師行奉貴公司示審閱載於第18至第31頁所載之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定貴公司須遵照香港會計師公會頒佈之會計實務準則第25條「中期財務報告」及有關規定編製中期財務報告。貴公司之董事須負責編製及審批中期財務報告。

本行負責基於本行對中期財務報告之審閱工作，按照雙方協定委聘條款，純向　台端滙報審核結論而拒作他圖。本行就本報告內容對任何其他人等概不負責。

已完成之審閱工作

本行是按照香港會計師公會頒佈之核數準則第700條「審閱中期財務報告之工作」進行審閱工作。審閱範圍主要包括採用查詢管理方式及分析程序以審閱中期財務報告，而除另行披露者外，評估是否貫徹應用會計政策及呈列方式。審閱範圍以外之審核程序包括測試管理方式及查證資產、負債及交易等。審閱工作涉及之程序遠較核數工作涉及者為少，故其準確性亦較低。因此，本行對中期財務報告不會發表核數意見。

審閱結論

根據本行審閱(並不構成審核工作)之結果，本行並不察覺須對截至二零零三年九月三十日止六個月之中期財務報告作出任何重大之修改。

德勤•關黃陳方會計師行
執業會計師

香港，二零零三年十二月十九日

CONDENSED CONSOLIDATED INCOME STATEMENT 簡明綜合收益表

For the six months ended 30th September, 2003 *截至二零零三年九月三十日止六個月*

		Notes 附註	Unaudited 未經審核 Six months ended 30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元	30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元 (Restated) (重新編列)
Turnover	營業額			
The Company and subsidiaries	本公司及附屬公司		**1,674,441**	1,983,038
Share of associates and jointly controlled entities	攤佔聯營公司及共同控制公司	6	**2,758,420**	1,916,563
			4,432,861	3,899,601
Group turnover	集團營業額	3	**1,674,441**	1,983,038
Cost of sales	銷售成本		**(1,645,284)**	(1,935,832)
Gross profit	毛利		**29,157**	47,206
Amortisation of goodwill	商譽攤銷		**(1,153)**	(1,153)
Administrative expenses	行政費用		**(61,938)**	(88,737)
Loss from operations	經營虧損	3及4	**(33,934)**	(42,684)
Finance costs	融資成本		**(5,807)**	(15,552)
Investment income (expenses) – net	投資收入(開支)一淨額	5	**16,933**	(11,679)
Impairment loss on investment properties	投資物業之減值虧損		**(15,700)**	(16,000)
Allowance for amount due from an associate	應收聯營公司款項之準備		**(2,424)**	–
Loss on dilution of interest in an associate	攤薄一間聯營公司權益所致虧損		**(1,173)**	(3,748)
Share of results of associates	攤佔聯營公司業績	6	**111,187**	72,963
Share of results of jointly controlled entities	攤佔共同控制公司業績		**7,974**	3,280
Profit (loss) before taxation	除税前溢利(虧損)		**77,056**	(13,420)
Taxation	税項	7	**(47,359)**	(23,473)
Profit (loss) before minority interests	未計少數股東權益前溢利(虧損)		**29,697**	(36,893)
Minority interests	少數股東權益		**199**	(205)
Profit (loss) for the period	期間溢利(虧損)		**29,896**	(37,098)
Dividends	股息	8		
Interim dividend	中期股息		**10,937**	10,491
Special dividend	特別股息		**317,174**	–
Earnings (loss) per share	每股盈利(虧損)	9		
Basic	基本		**HK$0.028**	HK$(0.036)
Diluted	攤薄		**HK$0.023**	HK$(0.039)

CONDENSED CONSOLIDATED BALANCE SHEET 簡明綜合資產負債表

At 30th September, 2003 *於二零零三年九月三十日*

		Notes 附註	**Unaudited 未經審核 30/9/2003 二零零三年九月三十日 HK$'000 千港元**	Audited 經審核 31/3/2003 二零零三年三月三十一日 HK$'000 千港元 (Restated) (重新編列)
NON-CURRENT ASSETS	**非流動資產**			
Investment properties	投資物業	10	**536,304**	572,608
Property, plant and equipment	物業、機械及設備	10	**423,711**	458,156
Goodwill	商譽		**14,983**	16,136
Interests in associates and jointly controlled entities	聯營公司及共同控制公司權益	6	**1,721,037**	961,994
Investments in securities	證券投資		**1,285**	653,686
Deferred tax assets	遞延税項資產		**2,132**	4,165
Other non-current assets	其他非流動資產		**193,717**	183,789
			2,893,169	2,850,534
CURRENT ASSETS	**流動資產**			
Amounts due from customers for contract works	應收客戶合約工程款項		**244,778**	200,934
Debtors, deposits and prepayments	應收賬款、訂金及預付款項	11	**1,180,806**	1,073,857
Investments in securities	證券投資		**26,352**	26,527
Short term bank deposits, bank balances and cash	短期銀行存款、銀行結存及現金		**248,306**	236,096
Other current assets	其他流動資產		**500,159**	485,208
			2,200,401	2,022,622
CURRENT LIABILITIES	**流動負債**			
Amounts due to customers for contract works	應付客戶合約工程款項		**557,989**	494,855
Creditors and accrued expenses	應付賬款及應計開支	12	**828,680**	775,761
Bank borrowings - due within one year	一年內到期之銀行借款		**146,215**	144,423
Other current liabilities	其他流動負債		**88,722**	83,959
			1,621,606	1,498,998
NET CURRENT ASSETS	**流動資產淨值**		**578,795**	523,624
TOTAL ASSETS LESS CURRENT LIABILITIES	**總資產減流動負債**		**3,471,964**	3,374,158
MINORITY INTERESTS	**少數股東權益**		**15,388**	15,560
NON-CURRENT LIABILITIES	**非流動負債**			
Bank borrowings - due after one year	一年後到期之銀行借款		**652,225**	637,175
Provision for long service payments	長期服務金撥備		**1,727**	1,727
Deferred tax liabilities	遞延税項負債		**71,000**	61,165
			724,952	700,067
NET ASSETS	**資產淨值**		**2,731,624**	2,658,531
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本		**107,266**	106,302
Reserves	儲備		**2,624,358**	2,552,229
SHAREHOLDERS' FUNDS	**股東資金**		**2,731,624**	2,658,531



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

簡明綜合股本變動表

For the six months ended 30th September, 2003

截至二零零三年九月三十日止六個月

		Unaudited 未經審核						
		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Translation reserve 匯兌儲備 HK$'000 千港元	Accumulated losses 累計虧損 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1st April, 2003	於二零零三年四月一日							
As originally stated	原先呈列	106,302	212,031	124,933	2,480,000	(9,704)	(201,961)	2,711,601
Prior period adjustments *(note 2)*	前期調整*(附註2)*	–	–	–	–	–	(53,070)	(53,070)
As restated	重新編列	106,302	212,031	124,933	2,480,000	(9,704)	(255,031)	2,658,531
Exchange differences arising from translation of overseas operations not recognised in the income statement	因換算海外業務而產生，但並未在收益表內確認之匯兌差距	–	–	–	–	50,275	–	50,275
Issue of shares on exercise of warrants	因認股權證獲行使而發行股份	964	2,895	–	–	–	–	3,859
Share issue expenses	發行股份費用	–	(164)	–	–	–	–	(164)
Realised on dilution of interest in an associate	於一間聯營公司之權益攤薄時變現	–	–	–	–	(46)	–	(46)
Profit for the period	期間溢利	–	–	–	–	–	29,896	29,896
Dividends	股息	–	–	–	–	–	(10,727)	(10,727)
At 30th September, 2003	於二零零三年九月三十日	107,266	214,762	124,933	2,480,000	40,525	(235,862)	2,731,624
At 1st April, 2002	於二零零二年四月一日							
As originally stated	原先呈列	103,675	214,846	124,933	3,126,941	(90,313)	(485,052)	2,995,030
Prior period adjustments *(note 2)*	前期調整*(附註2)*	–	–	–	–	–	(47,757)	(47,757)
As restated	重新編列	103,675	214,846	124,933	3,126,941	(90,313)	(532,809)	2,947,273
Exchange differences arising from translation of overseas operations not recognised in the income statement	因換算海外業務而產生，但並未在收益表內確認之匯兌差距	–	–	–	–	(9,978)	–	(9,978)
Share issue expenses	發行股份費用	–	(75)	–	–	–	–	(75)
Realised on dilution of interest in an associate	於一間聯營公司之權益攤薄時變現	–	–	–	–	3,200	–	3,200
Loss for the period	期間虧損	–	–	–	–	–	(37,098)	(37,098)
Dividends	股息	–	–	–	–	–	(10,367)	(10,367)
At 30th September, 2002	於二零零二年九月三十日	103,675	214,771	124,933	3,126,941	(97,091)	(580,274)	2,892,955

CONDENSED CONSOLIDATED CASH FLOW STATEMENT 簡明綜合現金流動表

For the six months ended 30th September, 2003 截至二零零三年九月三十日止六個月

		Unaudited 未經審核 Six months ended	
		30/9/2003	30/9/2002
		截至二零零三年九月三十日止六個月	截至二零零二年九月三十日止六個月
		HK$'000 千港元	HK$'000 千港元
Net cash from (used in) operating activities	來自(用於)經營業務現金淨額	**15,910**	(43,152)
Net cash used in investing activities	用於投資業務之現金淨額	**(19,142)**	(110,766)
Net cash used in financing activities	用於融資活動之現金淨額	**(19,502)**	(191,536)
Net decrease in cash and cash equivalents	現金及與現金等值項目減少淨額	**(22,734)**	(345,454)
Cash and cash equivalents brought forward	現金及與現金等值項目承前	**213,991**	520,931
Cash and cash equivalents carried forward	現金及與現金等值項目結轉	**191,257**	175,477
Analysis of the balances of cash and cash equivalents	現金及與現金等值項目結存分析		
Bank balances and cash	銀行結存及現金	**248,306**	261,549
Bank overdrafts	銀行透支	**(57,049)**	(86,072)
		191,257	175,477

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30th September, 2003

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2003, except for the adoption of the SSAP 12 (Revised) "Income taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

As a result of this change in policy, the accumulated losses at 1st April, 2003 has been increased by HK$53,070,000 (1/4/2002: HK$47,757,000), and the profit for the six months ended 30th September, 2003 has been decreased by HK$14,182,000 (the loss for the six months ended 30th September, 2002 has been increased by HK5,326,000).

簡明綜合財務報表附註

截至二零零三年九月三十日止六個月

1. **編製基準**

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之適用披露規定及香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25條「中期財務申報」編製。

2. **主要會計政策**

簡明財務報表乃根據歷史成本法編製，並已就投資物業及證券投資之重估價值作修訂。

除因採納會計實務準則第12條(經修訂)「所得税」而引致會計政策變動外，編製簡明財務報表所採納之會計政策與本集團截至二零零三年三月三十一日止年度之週年財務報表所採納者相符。實施會計實務準則第12條(經修訂)之主要影響與遞延税項有關。於過往年度，乃使用收益表負債法就遞延税項作出部份撥備，即除預期於可見將來不會撥回之時差外，就所產生之時差確認負債。會計實務準則第12條(經修訂)規定須採納資產負債表負債法。據此，遞延税項之核算除有限之例外情況外，均以財務報表內資產及負債之賬面值與計算應課税溢利所用之相應税務基準之間所有暫時性差異予以確認。因會計實務準則第12條(經修訂)並未作出具體過渡期規定，本集團已追溯應用該項經修訂之會計政策，比較數字已因此而重新編列。

由於會計政策出現此項改變，二零零三年四月一日之累計虧損增加53,070,000港元(二零零二年四月一日：47,757,000港元)，而本期間溢利則已減少14,182,000港元(截至二零零二年九月三十日止六個月虧損增加5,326,000港元)。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

3. SEGMENTAL INFORMATION

For management purposes, the Group's operations are organised into six operating divisions namely building construction, civil engineering, specialist works, construction materials, property leasing and sale of property. These divisions are the basis on which the Group reports its primary segment information.

3. 分部資料

就管理方面而言，本集團之業務分為六大營運部門，分別為樓宇建築、土木工程、專項工程、建築材料、物業租賃及銷售物業。此等部門乃本集團匯報主要分部資料之基準。

Analyses of the Group's turnover and contribution to loss from operations for the six months ended 30th September, 2003 by principal activity are as follows:

本集團截至二零零三年九月三十日止六個月之營業額及經營虧損之貢獻按主要業務分析如下：

Business segments:
業務分部：

		Six months ended 30/9/2003 截至二零零三年九月三十日止六個月			Six months ended 30/9/2002 截至二零零二年九月三十日止六個月		
		External 外來 HK$'000 千港元	**Inter-Segment 分部之間銷售 HK$'000 千港元**	**Total 總計 HK$'000 千港元**	External 外來 HK$'000 千港元	Inter-Segment 分部之間銷售 HK$'000 千港元	Total 總計 HK$'000 千港元
Turnover	營業額						
Construction and other contracting businesses:	建築及其他承包業務：						
Building construction	樓宇建築工程	**1,191,411**	**-**	**1,191,411**	1,288,106	46,438	1,334,544
Civil engineering	土木工程	**195,893**	**-**	**195,893**	296,256	127	296,383
Specialist works	專項工程	**259,023**	**18,932**	**277,955**	324,090	30,960	355,050
Construction materials	建築材料	**2,985**	**44,620**	**47,605**	4,172	16,958	21,130
		1,649,312	**63,552**	**1,712,864**	1,912,624	94,483	2,007,107
Property leasing	物業租賃	**25,129**	**7,835**	**32,964**	27,838	11,480	39,318
Sale of property	銷售物業	**–**	**–**	**–**	8,340	–	8,340
Discontinuing operation – hotel and catering	已終止業務－酒店及餐飲	**–**	**–**	**–**	34,236	–	34,236
Elimination	對銷	**–**	**(71,387)**	**(71,387)**	–	(105,963)	(105,963)
		1,674,441	**–**	**1,674,441**	1,983,038	–	1,983,038

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

分部之間銷售乃按市場價格收取或（倘無可參考之市場價格）按雙方釐定及同意之條款收取。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註 *(續)*

3. SEGMENTAL INFORMATION *(continued)*

3. 分部資料 *(續)*

Business segments: *(continued)*
業務分部：*(續)*

		Six months ended 30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元	Six months ended 30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元
Contribution to loss from operations	經營虧損貢獻		
Construction and other contracting businesses:	建築及其他合約工程業務：		
Building construction	樓宇建築工程	**(777)**	833
Civil engineering	土木工程	**(8,537)**	(11,574)
Specialist works	專項工程	**(21,477)**	(35,212)
Construction materials	建築材料	**(14,184)**	(9,172)
		(44,975)	(55,125)
Property leasing	物業租賃	**11,041**	14,489
Sale of property	銷售物業	**–**	295
Discontinuing operation – hotel and catering	已終止業務 – 酒店及餐飲	**–**	(2,343)
		(33,934)	(42,684)

4. LOSS FROM OPERATIONS

Loss from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

4. 經營虧損

下列之經營虧損乃扣除物業、機械及設備之折舊及攤銷後得出：

		Six months ended 30/9/2003 截至二零零三年九月三十日止六個月 *HK$'000* 千港元	Six months ended 30/9/2002 截至二零零二年九月三十日止六個月 *HK$'000* 千港元
Owned assets	自置資產	**31,340**	42,143
Less: Amount capitalised in respect of contracts in progress	減：撥作在建工程資本之數額	**(956)**	(549)
		30,384	41,594

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

5. INVESTMENT INCOME (EXPENSES) – NET

Included in net investment income (expenses) is a profit on disposal of investments in securities of approximately HK$326,000 (2002: HK$1,575,000) and a loss on disposal of investment properties of HK$526,000 (2002: Nil).

5. 投資收入（開支）－淨額

投資收入（開支）淨額已計入出售證券投資所得溢利約326,000港元（二零零二年：1,575,000港元）及出售投資物業之虧損526,000港元（二零零二年：無）。

6. SHARE OF RESULTS OF ASSOCIATES/INTERESTS IN ASSOCIATES

During the six months ended 30th September, 2003, the Group's equity interest in China Strategic Holdings Limited which is listed in Hong Kong increased from 14.55% to 31.2%. Accordingly, the investment has been reclassified from investments in securities to interests in associates on 30th September, 2003.

Downer EDI Limited ("Downer"), one of the principal associates of the Group listed in Australia and New Zealand with its financial year end dated 30th June. Since only published financial information of Downer will be available and used by the Group in applying the equity method, the Group's share of turnover and results of Downer for the current and prior period is calculated based on the turnover and results of Downer for the six months from 1st January, 2003 to 30th June, 2003 and from 1st January, 2002 to 30th June, 2002 respectively.

The Group's share of losses of an associate amounting to approximately HK$123,711,000 (31/3/2003: HK$123,711,000) has not been accounted for by the Group as those losses, which arise on a contract, are recoverable in full under guarantees provided by an ex-shareholder of the associate. The Group instigated a court action against the ex-shareholder to recover the losses together with interest and other expenses incurred. The directors, having taken legal advice, believe that the suit is valid and the losses can be fully recovered from the ex-shareholder.

6. 攤佔聯營公司業績／聯營公司權益

截至二零零三年九月三十日止六個月，本集團於香港上市公司中策集團有限公司之股本權益由14.55%增至31.2%。因此，於二零零三年九月三十日，有關投資已由證券投資重新分類作聯營公司權益。

本公司之其中一間主要聯營公司Downer EDI Limited（「Downer」）乃一間在澳洲及新西蘭上市之公司，其財政年度結束日期為六月三十日。由於本集團只可採用權益計算法計入Downer之已公佈財務資料。因此，本集團攤佔Downer在本期間及以往期間之營業額及業績乃分別根據Downer由二零零三年一月一日起至二零零三年六月三十日止六個月及由二零零二年一月一日起至二零零二年六月三十日止六個月之營業額及業績計算。

本集團並無計入本集團攤佔一間聯營公司之虧損約123,711,000港元（二零零三年三月三十一日：123,711,000港元），因為該等因一項合約而產生之虧損可根據該間聯營公司之一位前股東所提供之擔保全數收回。本集團已向該位前股東採取法律行動，旨在收回有關虧損款額連同應計利息及就此而引致之其他開支。各董事在諮詢法律意見後，相信此項法律訴訟勝算甚高，大有可能成功向該位前股東全數收回有關款項。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註 *(續)*

7. TAXATION

7. 稅項

		Six months ended 30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元	Six months ended 30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元 (重新編列)
The charge comprises:	稅項支出包括：		
Hong Kong Profits Tax:	香港利得稅：		
Current period	本期間	–	18
Overprovision in previous periods	前期超額準備	(11)	(157)
		(11)	(139)
Overseas taxation	海外稅項	3,322	4,286
Share of tax on results of associates	攤佔聯營公司業績之稅項	32,179	18,441
		35,490	22,588
Deferred taxation	遞延稅項	11,869	885
		47,359	23,473

Hong Kong Profits Tax is calculated at the rate of 17.5% (2002: 16%) of the estimated assessable profits derived from Hong Kong for the period.

香港利得稅乃按期內源自香港之估計應課稅溢利以稅率17.5%(二零零二年：16%)計算。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外稅項按有關司法權區適用之稅率計算。

8. DIVIDENDS

8. 股息

		Six months ended 30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元	30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元
Interim dividend - 1.0 cent (2002: 1.0 cent) per share	中期股息－每股港幣1.0仙 (二零零二年：港幣1.0仙)	10,937	10,491
Special dividend - 29.0 cents (2002: Nil) per share	特別股息－每股港幣29.0仙 (二零零二年：無)	317,174	–
		328,111	10,491

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註*(續)*

8. DIVIDENDS *(continued)*

The amount of the interim and special dividend declared for the six months ended 30th September, 2003, which will be payable in cash with an option to elect scrip, has been calculated by reference to the 1,093,703,466 issued ordinary shares outstanding as at the date of this report.

During the period, a final dividend of 1.0 cent (2002: 1.0 cent) per share amounting to HK$10,727,000 (2002: HK$10,367,000) for the year ended 31st March, 2003 was approved by the shareholders.

8. 股息*(續)*

截至二零零三年九月三十日止六個月宣佈之以現金支付連同以股代息選擇權之中期股息之數額，乃參照本報告刊發之日已發行普通股1,093,703,466股計算。

期內，已獲股東批准派發截至二零零三年三月三十一日止年度之末期股息每股港幣1.0仙(二零零二年：港幣1.0仙)，合共10,727,000港元(二零零二年：10,367,000港元)。

9. EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share for the period is based on the following data:

9. 每股盈利(虧損)

期內每股基本及攤薄盈利(虧損)乃根據以下數據計算：

		Six months ended	
		30/9/2003 **截至二零零三年九月三十日止六個月** **HK$'000** **千港元**	30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元 (Restated) (重新編列)
Earnings (loss):	盈利(虧損)：		
Earnings (loss) for the purposes of basic earnings (loss) per share	計算每股基本盈利(虧損)之盈利(虧損)	**29,896**	(37,098)
Effect of dilutive potential ordinary shares in respect of an adjustment to share of results of an associate based on dilution of its earnings per share	潛在攤薄普通股之效應基於聯營公司業績每股盈利攤薄之攤佔調整	**(5,001)**	(2,944)
Earnings (loss) for the purposes of diluted earnings (loss) per share	計算每股攤薄盈利(虧損)之盈利(虧損)	**24,895**	(40,042)
Number of shares:	股份數目：		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings (loss) per share	計算每股基本及攤薄盈利(虧損)之普通股加權平均數	**1,064,756,647**	1,036,744,924

For the six months ended 30th September, 2003 and 30th September, 2002 respectively, the computation of diluted earnings (loss) per share does not assume the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price for shares.

在計算截至二零零三年九月三十日止六個月之每股攤薄盈利及截至二零零二年九月三十日止六個月每股攤薄虧損時，由於本公司購股權及認股權證之行使價高於股份之平均市價，因此並無假設本公司購股權及認股權證被兑換之情況。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註（續）

10. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$4,438,000 (2002: HK$11,019,000) on property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of investment properties and property, plant and equipment with an aggregate carrying value of approximately HK$21,804,000 (2002: HK$3,900,000) and HK$7,543,000 (2002: HK$972,000) respectively.

Certain investment properties at 30th September, 2003 were revalued by the directors by reference to the valuations made by an independent professional valuer.

10. 投資物業、物業、機械及設備

期內本集團用於物業、機械及設備之款項共約4,438,000港元（二零零二年：11,019,000港元），藉以擴充及提升經營運作能力。本集團亦出售投資物業及物業、機械及設備，彼等之總賬面值分別約21,804,000港元（二零零二年：3,900,000港元）及約7,543,000港元（二零零二年：972,000港元）。

若干投資物業乃經由董事在參考獨立專業估值師作出之有關估值後，於二零零三年九月三十日重估。

11. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

The following is an aged analysis of trade debtors at the reporting date:

11. 應收賬項、訂金及預付款項

本集團承包業務之信貸期一般乃與貿易客戶磋商後根據一般商業條款釐定。來自物業租賃業務之應收貿易賬項乃以按月預繳方式支付。本集團就其他應收貿易賬項所給予之寬限還款期一般由30日至90日不等。

以下為於期末之應收貿易賬項還款期分析：

		30/9/2003 **二零零三年** **九月三十日** **HK$'000** **千港元**	31/3/2003 二零零三年 三月三十一日 HK$'000 千港元
Within 90 days	90日內	**459,129**	404,414
More than 90 days and within 180 days	90日以上但不超過180日	**5,651**	6,896
More than 180 days	超過180日	**66,929**	63,774
		531,709	475,084

12. CREDITORS AND ACCRUED EXPENSES

The following is an aged analysis of trade creditors at the reporting date:

12. 應付賬項及應計費用

以下為於期末之應付貿易賬項還款期分析：

		30/9/2003 **二零零三年** **九月三十日** **HK$'000** **千港元**	31/3/2003 二零零三年 三月三十一日 HK$'000 千港元
Within 90 days	90日內	**324,398**	297,674
More than 90 days and within 180 days	90日以上但不超過180日	**10,681**	4,277
More than 180 days	超過180日	**15,637**	15,227
		350,716	317,178

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註 *(續)*

13. CONTINGENT LIABILITIES

13. 或然負債

		30/9/2003 二零零三年 九月三十日 HK$'000 千港元	31/3/2003 二零零三年 三月三十一日 HK$'000 千港元
Outstanding performance bonds in respect of construction contracts	仍然有效之建築合約履約擔保書	**769,183**	740,529
Guarantees given to banks in respect of general banking facilities granted to an associate	為一間聯營公司借取一般銀行融資而向銀行作出之擔保	–	2,419
		769,183	742,948

In addition to the above, and in the normal course of business, the Group has received claims for damages and injuries relating to its contracting business. No provision has been made for these claims as they are either covered by insurance or will be indemnified by other parties.

除上文所披露者外，在日常業務中，本集團就合約工程業務收到損毀及受傷索償通知。因此等索償可由保險賠償或他方賠償，故本集團並未就此等索償撥出準備。

14. COMMITMENTS

14. 承擔

		30/9/2003 二零零三年 九月三十日 HK$'000 千港元	31/3/2003 二零零三年 三月三十一日 HK$'000 千港元
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of an associate	就收購一間聯營公司已訂約而未於財務報告上撥備之資本支出	**24,429**	36,660

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

簡明綜合財務報表附註 *(續)*

15. RELATED PARTY TRANSACTIONS

During the period, the Group entered into the following transactions with its associates, the associates and subsidiaries of ITC Corporation Limited ("ITC") which is the ultimate holding company of the Company:

15. 關連人士交易

期內，本集團與其聯營公司及德祥企業集團有限公司(「德祥企業」，其為本公司之主要股東)之聯營公司及附屬公司訂立以下交易。

Class of related party 關連人士之類別	Nature of transactions 交易性質	Six months ended **30/9/2003** **截至二零零三年九月三十日止六個月** **HK$'000** **千港元**	Six months ended 30/9/2002 截至二零零二年九月三十日止六個月 HK$'000 千港元
Associates and jointly controlled entities of the Group 本集團之聯營公司及共同控制公司	Construction works charged by the Group 本集團收取建築工程費	**449**	5,816
	Purchase of concrete products by the Group 本集團購買混凝土產品	**70**	–
	Subcontracting fees charged to the Group 本集團支付分承包費	**52,385**	188,471
	Interest income charged by the Group 本集團收取利息收入	**1,003**	1,318
	Consulting and handling fees charged by the Group 本集團收取顧問及手續費	**72**	355
	Loan commitment fee charged by the Group 本集團收取貸款承擔費用	**–**	113
	Sales of equipment by the Group 本集團銷售設備	**–**	4,747
	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	**1,147**	1,812
Subsidiaries of ITC 德祥企業之附屬公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	**403**	810
	Purchase of building materials and related installation works by the Group 本集團購買建築材料及相關安裝工程	**–**	525
Associates of ITC 德祥企業之聯營公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	**1,816**	4,360
	Interest income charged by the Group 本集團收取利息收入	**6,933**	3,666
Other related companies 其他關連公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	**3,716**	–
	Interest income charged by the Group 本集團收取利息收入	**7,895**	–
	Subcontracting fees charged by the Group 本集團收取分承包費	**1,611**	–
	Purchase of medicine and health products by the Group 本集團購買醫藥保健品	**433**	–
	Service fee charged to the Group 本集團支付服務費	**39**	–

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

15. RELATED PARTY TRANSACTIONS *(continued)*

The above transactions were carried out on the following basis:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Sales of equipment and purchase of medicine and health products, concrete products and building materials were carried out in accordance with the negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, loan commitment fee, service fee, consulting and handling fees were charged at the pre-agreed rates.

(e) Rentals were charged at the pre-agreed fixed monthly amounts.

Other related companies are companies under common directorship or common control with ITC.

16. POST BALANCE SHEET EVENT

Subsequent to the balance sheet date, the Group disposed of an aggregate of approximately 29 million ordinary shares in Downer (adjusted from 115 million ordinary shares in Downer as a result of consolidation of 4 ordinary shares in Downer into 1 ordinary share in Downer in November 2003) to independent third parties for a total consideration of approximately A$104 million (equivalent to approximately HK$588 million). As a result of the disposal, the Group's shareholding in Downer decreased from 35.3% to 21.3%.

簡明綜合財務報表附註 *(續)*

15. 關連人士交易 *(續)*

上述交易按以下基準進行：

(a) 建築工程及分承包費乃按市場價格收取或（倘無可參考之市場價格）按有關交易雙方決定及同意之條款徵收。

(b) 出售設備以及購買醫藥保健品、混凝土產品及建築材料乃按協定價格進行。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、貸款承擔費、服務費、顧問及手續費乃按預定之費用徵收。

(e) 租金收入乃按預定之固定每月租金徵收。

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

16. 結算日後事項

結算日後，本集團向獨立第三者出售合共約29,000,000股Downer普通股份（已按115,000,000股Downer普通股份於二零零三年十一月進行四股合一股之股份合併而作出調整），以取得總代價約104,000,000澳元（相等於約588,000,000港元）。因出售事項關係，本集團持有之Downer股權由35.3%減至21.3%。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2003

RESULTS

The board of directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2003. The consolidated income statement and consolidated cash flow statement of the Group for the six months ended 30th September, 2003 and the consolidated balance sheet as at 30th September, 2003 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, have been reviewed by the Company's audit committee and auditors.

Condensed Consolidated Income Statement

	Notes	Unaudited Six months ended 30/9/2003 HK$'000	30/9/2002 HK$'000 (Restated)
Turnover			
The Company and subsidiaries		1,674,441	1,983,038
Share of associates and jointly controlled entities	6	2,758,420	1,916,563
		4,432,861	3,899,601
Group turnover	3	1,674,441	1,983,038
Cost of sales		(1,645,284)	(1,935,832)
Gross profit		29,157	47,206
Amortisation of goodwill		(1,153)	(1,153)
Administrative expenses		(61,938)	(88,737)
Loss from operations	3 & 4	(33,934)	(42,684)
Finance costs		(5,807)	(15,552)
Investment income (expenses) – net	5	16,933	(11,679)
Impairment loss on investment properties		(15,700)	(16,000)
Allowance for amount due from an associate		(2,424)	–
Loss on dilution of interest in an associate		(1,173)	(3,748)
Share of results of associates	6	111,187	72,963
Share of results of jointly controlled entities		7,974	3,280
Profit (loss) before taxation		77,056	(13,420)
Taxation	7	(47,359)	(23,473)
Profit (loss) before minority interests		29,697	(36,893)
Minority interests		199	(205)
Profit (loss) for the period		29,896	(37,098)
Dividends	8		
Interim dividend		10,937	10,491
Special dividend		317,174	–
Earnings (loss) per share	9		
Basic		HK$0.028	HK$(0.036)
Diluted		HK$0.023	HK$(0.039)

Condensed Consolidated Balance Sheet

Condensed Consolidated Cash Flow Statement

	Unaudited Six months ended 30/9/2003 HK$'000	30/9/2002 HK$'000
Net cash from (used in) operating activities	15,910	(43,152)
Net cash used in investing activities	(19,142)	(110,766)
Net cash used in financing activities	(19,502)	(191,536)
Net decrease in cash and cash equivalents	(22,734)	(345,454)
Cash and cash equivalents brought forward	213,991	520,931
Cash and cash equivalents carried forward	191,257	175,477
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	248,306	261,549
Bank overdrafts	(57,049)	(86,072)
	191,257	175,477

Notes:

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2003, except for the adoption of the SSAP 12 (Revised) "Income taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

	Six months ended 30/9/2003 HK$'000	30/9/2002 HK$'000
Contribution to loss from operations		
Construction and other contracting businesses:		
Building construction	(777)	83:
Civil engineering	(8,537)	(11,57-
Specialist works	(21,477)	(35,21
Construction materials	(14,184)	(9,17
	(44,975)	(55,12
Property leasing	11,041	14,48
Sale of property	–	295
Discontinuing operation – hotel and catering	–	(2,343)
	(33,934)	(42,684)

4. **LOSS FROM OPERATIONS**

Loss from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

	Six months ended 30/9/2003 HK$'000	30/9/2002 HK$'000
Owned assets	31,340	42,143
Less: Amount capitalised in respect of contracts in progress	(956)	(549)
	30,384	41,594

5. **INVESTMENT INCOME (EXPENSES) – NET**

Included in net investment income (expenses) is a profit on disposal of investments in securities of approximately HK$326,000 (2002: HK$1,575,000) and a loss on disposal of investment properties of HK$526,000 (2002: Nil).

6. **SHARE OF RESULTS OF ASSOCIATES/INTERESTS IN ASSOCIATES**

During the six months ended 30th September, 2003, the Group's equity interest in China Strategic Holdings Limited which is listed in Hong Kong increased from 14.55% to 31.2%. Accordingly, the investment has been reclassified from investments in securities to interests in associates on 30th September, 2003.

Downer EDI Limited ("Downer"), one of the principal associates of the Group listed in Australia and New Zealand with its financial year end dated 30th June. Since only published financial information of Downer will be available and used by the Group in applying the equity method, the Group's share of turnover and results of Downer for the current and prior periods is calculated based on the turnover and results of Downer for the six months from 1st January, 2003 to 30th June, 2003 and from 1st January, 2002 to 30th June, 2002 respectively.

+852 2372 0641

	Notes		
Earnings (loss) per share	9		
Basic		HK$0.026	HK$(0.036)
Diluted		HK$0.023	HK$(0.039)

Condensed Consolidated Balance Sheet

	Notes	Unaudited 30/9/2003 HK$'000	Audited 31/3/2003 HK$'000 (Restated)
NON-CURRENT ASSETS			
Investment properties, property, plant and equipment	10	960,015	1,030,764
Goodwill		14,983	16,136
Interests in associates and jointly controlled entities	6	1,721,037	961,994
Other non-current assets		197,134	841,640
		2,893,169	2,850,534
CURRENT ASSETS			
Amounts due from customers for contract works		244,778	200,934
Debtors, deposits and prepayments	11	1,180,806	1,073,857
Short term bank deposits, bank balances and cash		248,306	236,096
Other current assets		526,511	511,735
		2,200,401	2,022,622
CURRENT LIABILITIES			
Amounts due to customers for contract works		557,989	494,855
Creditors and accrued expenses	12	828,680	775,761
Bank borrowings – due within one year		146,215	144,423
Other current liabilities		88,722	83,959
		1,621,606	1,498,998
NET CURRENT ASSETS		578,795	523,624
TOTAL ASSETS LESS CURRENT LIABILITIES		3,471,964	3,374,158
MINORITY INTERESTS		15,388	15,560
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year		652,225	637,175
Other non-current liabilities		72,727	62,892
		724,952	700,067
NET ASSETS		2,731,624	2,658,531
CAPITAL AND RESERVES			
Share capital		107,266	106,302
Reserves		2,624,358	2,552,229
SHAREHOLDERS' FUNDS		2,731,624	2,658,531

of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

As a result of this change in policy, the accumulated losses at 1st April, 2003 has been increased by HK$53,070,000 (1/4/2002: HK$47,757,000), and the profit for the six months ended 30th September, 2003 has been decreased by HK$14,182,000 (the loss for the six months ended 30th September, 2002 has been increased by HK$5,326,000).

3. **SEGMENTAL INFORMATION**

For management purposes, the Group's operations are organised into six operating divisions namely building construction, civil engineering, specialist works, construction materials, property leasing and sale of property. These divisions are the basis on which the Group reports its primary segment information.

Analyses of the Group's turnover and contribution to loss from operations for the six months ended 30th September, 2003 by principal activity are as follows:

Business segments:

	Six months ended 30/9/2003			Six months ended 30/9/2002		
	External HK$'000	Inter-Segment HK$'000	Total HK$'000	External HK$'000	Inter-Segment HK$'000	Total HK$'000
Turnover						
Construction and other contracting business:						
Building construction	1,291,461	-	1,291,461	1,218,104	45,438	1,263,542
Civil engineering	195,893	-	195,893	256,258	123	256,381
Specialist works	159,023	18,931	177,955	321,070	30,989	352,059
Construction materials	2,935	44,621	47,556	4,177	26,959	31,136
	1,649,312	63,552	1,712,864	1,812,614	94,463	1,907,077
Property leasing	25,129	7,835	32,964	27,838	11,480	39,318
Sale of property	-	-	-	8,340	-	8,340
Discontinuing operation – hotel and catering	-	-	-	34,236	-	34,236
Elimination	-	(71,387)	(71,387)	-	(105,943)	(105,943)
	1,674,441	-	1,674,441	1,883,028	-	1,883,028

... Downer, is one of the principal associates of the Group listed in Australia and New Zealand with its financial year end dated 30th June. Since only published financial information of Downer will be available and used by the Group in applying the equity method, the Group's share of turnover and results of Downer for the current and prior period is calculated based on the turnover and results of Downer for the six months from 1st January, 2003 to 30th June, 2003 and from 1st January, 2002 to 30th June, 2002 respectively.

The Group's share of losses of an associate amounting to approximately HK$123,711,000 (31/3/2003: HK$123,711,000) has not been accounted for by the Group as those losses, which arise on a contract, are recoverable in full under guarantees provided by an ex-shareholder of the associate. The Group instigated a court action against the ex-shareholder to recover the losses together with interest and other expenses incurred. The directors, having taken legal advice, believe that the suit is valid and the losses can be fully recovered from the ex-shareholder.

7. **TAXATION**

	Six months ended 30/9/2003 HK$'000	Six months ended 30/9/2002 HK$'000 (Restated)
The charge comprises:		
Hong Kong Profits Tax:		
Current period	–	18
Overprovision in previous periods	(11)	(157)
	(11)	(139)
Overseas taxation	3,322	4,285
Share of tax on results of associates	32,179	18,441
	35,490	22,598
Deferred taxation	11,869	885
	47,359	23,473

Hong Kong Profits Tax is calculated at the rate of 17.5% (2002: 16%) of the estimated assessable profits derived from Hong Kong for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

8. **DIVIDENDS**

	Six months ended 30/9/2003 HK$'000	Six months ended 30/9/2002 HK$'000
Interim dividend – 1.0 cent (2002: 1.0 cent) per share	10,937	10,491
Special dividend – 29.0 cents (2002: Nil) per share	317,174	–
	328,111	10,491

The amount of the interim and special dividend declared for the six months ended 30th September, 2003, which will be payable in cash with an option to elect scrip, has been calculated by reference to the 1,093,703,466 issued ordinary shares outstanding as of the date of this report.

During the period, a final dividend of 1.0 cent (2002: 1.0 cent) per share amounting to HK$10,727,000 (2002: HK$10,367,000) for the year ended 31st March, 2003 was approved by the shareholders.

9. EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share for the period is based on the following data:

	Six months ended 30/9/2003 HK$'000	30/9/2002 HK$'000 (Restated)
Earnings (loss):		
Earnings (loss) for the purposes of basic earnings (loss) per share	29,896	(37,098)
Effect of dilutive potential ordinary shares in respect of an adjustment to share of results of an associate based on dilution of its earnings per share	(5,001)	(2,944)
Earnings (loss) for the purposes of diluted earnings (loss) per share	24,895	(40,042)
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings (loss) per share	1,064,756,447	1,036,744,924

For the six months ended 30th September, 2003 and 30th September, 2002 respectively, the computation of diluted earnings (loss) per share does not assume the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price for shares.

10. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$4,438,000 (2002: HK$11,019,000) on property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of investment properties and property, plant and equipment with an aggregate carrying value of approximately HK$21,804,000 (2002: HK$3,900,000) and HK$7,543,000 (2002: HK$972,000) respectively.

Certain investment properties at 30th September, 2003 were revalued by the directors by reference to the valuations made by an independent professional valuer.

11. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

The following is an aged analysis of trade debtors at the reporting date:

	30/9/2003 HK$'000	31/3/2003 HK$'000
Within 90 days	459,119	404,414
More than 90 days and within 180 days	5,651	6,896
More than 180 days	66,929	63,174

REVIEW

Financial performance and positions

For the six months period under review, the Group's consolidated turnover decreased by 16% to approximately HK$1,674 million when compared with last corresponding period. It is mainly due to the continuing downturn in the Hong Kong construction sector.

Due to the drop in revenue, the intensified competition in the construction market in Hong Kong and declining tender prices of construction projects, the Group's gross profit declined by 38% to some HK$29 million. As a result of the persistent effort in implementing cost saving measures, the loss from operations was narrowed down to HK$34 million as compared with HK$43 million for same period last year. Due to the reduced amount of bank borrowing after the disposal of the Group's hotel property in December 2002 and lower interest rates, there were savings in finance costs by HK$10 million to some HK$6 million for the period. A net investment income of HK$17 million has been recorded which represented mainly interest income. Certain investment properties at 30th September, 2003 were revalued by the directors by reference to the valuations made by an independent professional valuer. Accordingly, deficits arising on revaluation of about HK$16 million were recorded during the period.

Share of results of associates and jointly controlled entities registered a profit of about HK$119 million, showing an increase of over 56% as compared with same period last year which was mainly attributable to the encouraging performance of Downer. Taxation of some HK$47 million represented mainly the overseas tax in respect of dividend received from and share of income tax of Downer. Profit for the period was HK$30 million and basic earnings per share was 2.8 cents.

When compared with the Group's financial positions as at last year end, total assets increased by 5% to some HK$5,094 million and net current assets increased by 11% to some HK$579 million. Current assets were at 1.4 times of current liabilities, showing an improvement from 1.3 as at last year end. Net debts to equity ratio maintained at 0.2 times. Due to the appreciation of Australian dollars, exchange reserve increased by some HK$50 million in relation to the Group's interest in Downer. Coupled with the net profit of HK$30 million, issue of shares for HK$4 million upon conversion of the warrants and offset by a dividend of HK$11 million for this period, shareholders' funds increased by 3% to HK$2,732 million.

Net cash inflow from operations was about HK$16 million and outflow of HK$39 million in respect of investing and financing activities, resulting in a net decrease in cash of about HK$23 million for the period.

OPERATIONS

Contracting and construction materials

During the period, the Group secured new contracts with an aggregate value of approximately HK$1,799 million, of which some HK$938 million and some HK$861 million came from public sector and private sector respectively. The new contracts comprised some HK$555 million of building construction contracts, some HK$938 million of civil engineering contracts and some HK$306 million of specialist works.

Contracts on hand at this period end increased by 14% to approximately HK$11,792 million while value of work remaining also increased by 7% to approximately HK$5,263 million when compared with last financial year end. Profile of contracts on hand at the end of this period is as follows:

	Value of contracts on hand as at 30/9/2003 HK$'million	Value of work remaining as at 30/9/2003 HK$'million
Building construction	8,603	3,665
Civil engineering	2,021	1,077
Specialist works	1,168	521
	11,792	5,263

Subsequent to the period end, the Group secured further new contracts with an aggregate attributable value of approximately HK$1,349 million including two hotel development construction contracts of some HK$1,168 million.

and the Pacific. Its business consists of four main principal activities that have common core competencies. These core competencies include value-adding skills in design, project and facilities management, operations and maintenance to provide clients with single source solutions.

Downer's divisions are: Downer Engineering (engineering division), Works Infrastructure (infrastructure division), Roche Mining (mining division), and EDI Rail (rail division).

CHINA STRATEGIC HOLDINGS LIMITED ("China Strategic")

In July 2003, the Group and Hanny Holdings Limited ("Hanny") jointly announced that they would make a voluntary conditional general cash offer for the shares and warrants of China Strategic, other than those owned by the Group and Hanny and parties acting in concert with them and to cancel all the outstanding share options of China Strategic. Upon the closure of the offer in September 2003, the Group holds approximately 31.2% interest in shares in China Strategic and as a result, China Strategic becomes an associate of the Group.

China Strategic is an investment holding company with its securities listed on the Stock Exchange which engages in business of manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and investment in infrastructure projects. For the six months ended 30th June, 2003, China Strategic reported a turnover of some HK$1,736 million and a loss of some HK$133 million.

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the period, the Group obtained new bank loans in the amount of HK$40 million. The proceeds were used for general working capital purpose. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to nine years. As at 30th September, 2003, the Group's total borrowings amounted to HK$798 million with HK$146 million repayable within one year and HK$652 million repayable after one year. Cash balances at 30th September, 2003 amounted to HK$248 million.

As at the period end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio remained at 0.29 which is calculated based on the total borrowings of HK$798 million and the Group's shareholders' funds of HK$2,732 million.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 30th September, 2003, the Group employed a total of about 1,270 full time employees. Remuneration packages comprised of salary and performance based bonus. In appreciation of our employees' support and contributions in our cost-cutting regime throughout the past few years, the Board has also resolved to granting bonus payment to employees in this financial year. Details of share option scheme were disclosed in the Company's annual report for the year ended 31st March, 2003. No share options were exercised during the period.

PLEDGE OF ASSETS

As at 30th September, 2003, certain of the Group's properties interest in an associate, investment securities and debtors with an aggregate value of approximately HK$1,268 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

CONTINGENT LIABILITIES

As at the period end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts of HK$769 million.

SECURITIES IN ISSUE

During the period, an aggregate of 9,648,758 shares were issued as a result of exercise of outstanding warrants ("2003 Warrants") which confer rights to the holders to subscribe for approximately HK$82 million in cash for shares at a subscription price of HK$0.40 per shares.

During the period, the remaining 2003 Warrants expired and ... [illegible]

22-DEC-2003 11:36 FROM PY-ITC (Legal Department) TO 22922200 P.04/10
+852 2372 0641

The following is an aged analysis of trade debtors at the reporting date:

	30/9/2003 HK$'000	31/3/2003 HK$'000
Within 90 days	459,129	404,414
More than 90 days and within 180 days	5,651	6,896
More than 180 days	66,929	63,774
	531,709	475,084

12. CREDITORS AND ACCRUED EXPENSES

The following is an aged analysis of trade creditors at the reporting date:

	30/9/2003 HK$'000	31/3/2003 HK$'000
Within 90 days	324,398	297,674
More than 90 days and within 180 days	10,681	4,277
More than 180 days	15,637	15,227
	350,716	317,178

DIVIDEND

As disclosed on 16th December 2003, the Group realised HK$587.8 million in cash through the disposal of 28.75 million ordinary shares of Downer EDI Limited ("Downer"). As a result, the net debt of about HK$550 million as at 30th September 2003 was entirely eliminated. Being in a net cash position, the Board considered that it to be the best interest of the shareholders to distribute a special cash dividend. As such, the Board resolved to pay an interim dividend of 1 cent per share and a special dividend of 29 cents per share for the six months ended 30th September, 2003 (2002: 1 cent per share for interim dividend and Nil for special dividend) to shareholders whose names appear on the register of members of the Company as at the close of business on 5th January, 2004. The interim and special dividend are expected to be paid to shareholders by post on or around 3rd February, 2004.

The Board also proposed that the above interim and special dividend should be satisfied by cash, with an option to elect scrip dividend of shares in respect of part or all of such dividend, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the new shares to be issued. The market value of the shares to be issued under the scrip dividend alternative will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 5th January, 2004 less a discount of five per cent. of such average price or 70 cents per share, whichever is the higher. A circular giving full details of the scrip dividend alternative and a form of election will be sent to shareholders.

CLOSE OF REGISTER OF MEMBERS

The register of members of the Company will be closed on 5th January, 2004, on which no share transfer shall be effected. In order to qualify for the interim and special dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by no later than 4:00 p.m. on 2nd January, 2004.

Civil engineering	2,021	1,077
Specialist works	1,168	521
	11,792	5,263

Subsequent to the period end, the Group secured further new contracts with an aggregate attributable value of approximately HK$1,349 million including two hotel development construction contracts of some HK$1,168 million.

Construction sector output in Hong Kong has been declining for a few years due to reducing capital expenditure by both public and private sectors. This had led to severe competition and eroded the Group's gross margin. Consequently all construction and engineering divisions as well as the construction material division experienced losses in operation. As the Group's work-on-hand is now on an uptrend, gross margin is expected to improve.

Property

Total value of the property portfolio, excluding those self-used properties, amounted to some HK$536 million as at the period end, equivalent to 11% of the total assets of the Group. Included in the property portfolio are Paul Y. Centre, the Group's headquarter in Kwun Tong, In-Zone, a shopping arcade in Wanchai and certain investment properties in the PRC. During the period, certain investment properties in the PRC were disposed of at approximately their carrying value for some HK$22 million.

Although the overall rental rates of the investment properties had been reduced, occupancy rate was maintained at the satisfactory level in which both Paul Y. Centre and In-Zone remained at an occupancy rate at around 92% and 72% respectively at the period end.

Subsequent to the period end, the Group has entered into a sale and purchase agreement with an independent third party to dispose of certain investment properties in the PRC in aggregate for some HK$28 million before expense and tax.

MAJOR ASSOCIATES

DOWNER

Downer reported a revenue of A$2,680 million (HK$13,647 million) and a net profit after tax of A$67 million (HK$341 million) for the year ended 30th June, 2003 which represent increases of 10% and 18% from the corresponding year ended 30th June, 2002 respectively. As at the period end, the Group held 344,033,969 ordinary shares in Downer which represents 35.3% of the then issued ordinary share capital. Subsequent to the period end, the Group has arranged for placing of in aggregate of 28.75 million ordinary shares in Downer (adjusted by the consolidation of four ordinary shares in Downer into one Downer ordinary share on 28th November, 2003) to independent third parties which raised, before tax and expenses, approximately A$104.1 million (HK$587.8 million). In addition, the preference shareholders of Downer have exercised their rights to convert the preference shares to 32.5 million ordinary shares in Downer. As a result of the placing and dilution due to the conversion of preference shares, the Group's shareholding in Downer has decreased to 21.3% subsequent to the period end. The Group intends to hold its remaining shareholding interest in Downer as long term investment.

Downer, a top 150 listed company on the Australian Stock Exchange, which is also listed on the New Zealand Stock Exchange, has total assets of around A$2 billion and number of employees of over 15,000. Downer provides comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia

[illegible] outstanding performance bonds on construction contracts of HK$769 million.

SECURITIES IN ISSUE

During the period, an aggregate of 9,648,758 shares were issued as a result of exercise of outstanding warrants ("2003 Warrants") which confer rights to the holders to subscribe for approximately HK$82 million in cash for shares at a subscription price of HK$0.40 per shares.

During the period, the remaining 2003 Warrants expired and share options over 16,100,000 shares at a subscription price of HK$0.5552 per share lapsed and were cancelled.

As at the period end, there were 1,072,664,795 shares in issue. Save as disclosed above, there was no movement in the issued share capital during the period.

OUTLOOK

The Group has transformed successfully in the past 5 years, despite having to face a declining construction market in Hong Kong. Our income stream is much resilient from the Hong Kong economy and is very well supported by more robust foreign economy through Downer. Having a balance sheet in a net cash position, the Group is ready to exploit opportunities in the construction, engineering and facility management services sector as well as investment in infrastructure projects in China.

Following China Strategic becoming an associate of the Group, the ties with China Strategic were strengthened and this enhances the Group's profile in the PRC. The Group expects that the investments and business of China Strategic in the PRC will contribute long-term financial benefit to the Group.

In Australia, South Pacific region and Singapore, Downer is well positioned to capitalise on global trends towards outsourcing and pursue increasing opportunities in service partnership with governments for upgrading and maintaining essential infrastructure. Steady growth is expected from its ability to provide clients with turnkey service delivery in the road, rail, power, telecommunications, mining and resource sectors. With its diverse skill base and promising growth potential, the directors are confident that Downer will continue to prosper and enhance the value of the Group.

In the years to come, the Group will continue its business and investment diversification strategy by venturing into the different geographical markets where sound business opportunities are identified, with primary focus on the China market and investments generating earnings growth. Barring unforeseeable circumstances, the Group is well positioned to capture its prospects and meet the challenges ahead.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement of the Group of the six months ended 30 September, 2003 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 19th December, 2003

The full version of this announcement can also be accessed on the Company's website: http://www.pyitc.com



PAUL Y. - ITC CONSTRUC
(保華德祥建築
(於百慕達註冊成

截至二零零三年九月
中期

業績
保華德祥建築集團有限公司(「本公司」)之董事局(「董事局」)欣然提呈本公司及其附屬公司(「本集團」)截至二零零三年九月三十日止六個月之未經審核綜合業績。本集團截至二零零三年九月三十日止六個月之綜合收益表及綜合現金流動表，以及本集團於二零零三年九月三十日之綜合資產負債表均未經審核及屬簡明性質，並只附載部份說明性之附註。本公司之審核委員會及核數師已審閱本中期報告。

簡明綜合收益表

	附註	未經審核 截至二零零三年九月三十日止六個月 千港元	截至二零零二年九月三十日止六個月 千港元 (重新編列)
營業額			
本公司及附屬公司		1,674,441	1,983,038
攤佔聯營公司及共同控制公司	6	2,758,420	1,916,563
		4,432,861	3,899,601
本集團營業額	3	1,674,441	1,983,038
銷售成本		(1,645,284)	(1,935,832)
毛利		29,157	47,206
商譽攤銷		(1,153)	(1,153)
行政費用		(61,938)	(88,737)
經營虧損	3及4	(33,934)	(42,684)
融資成本		(5,807)	(15,552)
投資收入(開支)－淨額	5	16,933	(11,679)
投資物業之減值虧損		(15,700)	(16,000)
應收一間聯營公司款項之準備		(2,424)	—
攤薄一間聯營公司權益所致虧損		(1,173)	(3,748)
攤佔聯營公司業績	6	111,187	72,963
攤佔共同控制公司業績		7,974	3,280
除稅前溢利(虧損)		77,056	(13,420)
稅項	7	(47,359)	(23,473)
未計少數股東權益前溢利(虧損)		29,697	(36,893)
少數股東權益		199	(205)
期間溢利(虧損)		29,896	(37,098)
股息	8		
中期股息		10,937	10,491
特別股息		317,174	—
每股溢利(虧損)	9		
基本		港幣2.3仙	港幣(3.6)仙
攤薄		港幣2.3仙	港幣(3.9)仙

簡明綜合資產負債表

	附註	未經審核 二零零三年九月三十日 千港元	經審核 二零零三年三月三十一日 千港元 (重新編列)
非流動資產			
投資物業、物業、機械及設備	10	960,015	1,030,764
商譽		14,983	16,136
聯營公司及共同控制公司權益	6	1,721,037	961,994
其他非流動資產		197,134	341,640
		2,893,169	2,350,534
流動資產			

分部之間銷售乃按市場價格收取或(倘無可參考之

經營虧損貸款

建築及其他合約工程業務：

樓宇建築工程

土木工程

專項工程

建築材料

物業租賃

銷售物業

已終止業務－酒店及餐飲

4. 經營虧損

下列之經營虧損乃扣除折舊、機械及設備之折舊及

自置資產
減：撥作在建工程資本之款額

5. 投資收入(開支)－淨額

投資收入(開支)淨額已計入出售證券投資所得溢利……(二零零二年：無)。

6. 攤佔聯營公司業績／聯營公司權益

截至二零零三年九月三十日止六個月，本集團……31.2%。因此，於二零零三年九月三十日，……

本集團之其中一間主要聯營公司Downer EDI Limite……財政年度結束日期為六月三十日。由於本集團只可……本集團攤佔Downer在本期間及以往期間之業績乃……零零三年六月三十日止六個月及自二零零二年一月……編計算。

本集團並無計入本集團攤佔一間聯營公司之虧損約……港元)，因為本集團一項合約而產生之虧損可根據……集團已向該位僱設施業主採取行動，……事在該期間法律意見後，相信此項法律訴訟勝算甚高……

7. 稅項

稅項支出包括：

香港利得稅：
本期間
前期超額準備



AUL Y.
TC

CTION HOLDINGS LIMITED
築集團有限公司)

冊成立之有限公司)

九月三十日止六個月之
期業績

9之市場價格)按雙方釐定及同意之條款收取。

	截至二零零三年九月三十日止六個月 千港元	截至二零零二年九月三十日止六個月 千港元
	(777)	833
	(8,537)	(11,574)
	(21,477)	(35,212)
	(14,184)	(9,172)
	(44,975)	(55,125)
	11,041	14,489
	–	295
	–	(2,345)
	(33,934)	(42,684)

及溢利估得出：

	截至二零零三年九月三十日止六個月 千港元	截至二零零二年九月三十日止六個月 千港元
	31,340	42,143
	(956)	(549)
	30,384	41,594

利約326,000港元(二零零二年：1,575,000港元)及出售投

港上市公司中策集團有限公司之股本權益由14.55%增至
資已由證券投資重新分類作聯營公司權益。

ted (「Downer」) 乃一間在澳洲及新西蘭上市之公司，其
採用權益計算法計入Downer之已公佈財務資料，因此，
及溢利乃分別根據Downer由二零零三年一月一日起至二
一月起至二零零二年六月三十日止六個月之營業額及其

123,711,000港元(二零零三年三月三十一日：123,711,000
聯營公司之一位前股東所提供之擔保全數收回，本
若損及償還所需計利息及因此而引致之其他開支。各董
，大有可能成功向擔保前股東全數收回有關款項。

	截至二零零三年九月三十日止六個月 千港元	截至二零零二年九月三十日止六個月 千港元 (重新編列)
	–	13
	(11)	(157)

董事局並建議，在香港聯合交易所有限公司(「聯交所」)上市委員會批准將予發行之新股上市及買賣之情況下，上述中期股息及特別股息以現金支付，且可選擇以股代息方式收取全部或部份該等股息。根據以股代息建議將予發行之股份之市值將按本公司股份於截至二零零四年一月五日止連續三個交易日之平均收市價減5%之折讓或每股港幣70仙(以較高者為準)而釐定。一份載有以股代息建議全部詳情之通函及選擇表格，將向股東寄發。

暫停辦理股東登記手續

本公司將於二零零四年一月五日暫停辦理股東登記手續，於該日將不會登記任何股份之轉讓。如欲獲派中期股息及特別股息，所有股份過戶文件連同有關股票，最遲須於二零零四年一月二日下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

回顧

財務表現及狀況

於回顧六個月期內，本集團之綜合營業額降至約1,674,000,000港元，與去年同期比較，減幅為16%，主因是香港建築業持續衰退。

由於收入倒退，香港建築工程業內之競爭加劇，加上建築工程項目之投標價格下降，本集團之毛利下跌35%至約29,000,000港元。全賴本集團致力實施削減成本措施，營業虧損縮減至34,000,000港元，而去年同期則錄得虧損43,000,000港元。銀行借款金額隨本集團在二零零二年十二月出售酒店物業下降，加上受惠於低息環境，本期間所錄得之融資成本減10,000,000港元，約為6,000,000港元。本公司亦錄得淨投資收入17,000,000港元，主要是利息收入。董事亦參考專業獨立估值師之估值，對若干投資物業於二零零三年九月三十日之價值進行重估，因此，本期間錄得重估虧損約16,000,000港元。

應佔聯營公司及共同控制機構業績錄得溢利約119,000,000港元，較去年同期增加逾56%，此增長乃主要來自Downer之表現理想。稅項約47,000,000港元主要因收取Downer派發之股息招致海外稅項及應佔其所得稅款而產生。期間溢利為30,000,000港元，而每股基本溢利則為港幣2.8仙。

與本集團上年度結束時之財政狀況相比，本集團之總資產增加5%至約5,094,000,000港元，流動資產淨值亦增加11%至約579,000,000港元。流動資產相當於流動負債之1.4倍，更勝上年度結束時之1.3倍。資產負債淨額比率保持在0.2倍。因本集團於Downer之權益乃以澳元計算，而期內澳元升值，導致匯兌儲備增加約50,000,000港元，計入純利30,000,000港元。因認股權證換股而發行4,000,000港元之股份並以本期間11,000,000港元之股息抵銷，股東資金增加3%至2,732,000,000港元。

經營業務之現金流入淨額約為16,000,000港元，而投資及融資之現金流出淨額則為39,000,000港元，導致本期間之現金淨額減少約23,000,000港元。

業務

合約工程及建築材料

期內，本集團取得之新工程合約總值約1,799,000,000港元，其中約938,000,000港元來自公營機構，約861,000,000港元來自私營機構。新工程合約中約555,000,000港元為樓宇建築工程合約，約938,000,000港元為土木工程合約，以及約306,000,000為專項工程合約。

於本期間結束時，持有工程合約價值及尚餘之工程價值相較上一個財政年度結束時分別上升14%至約11,792,000,000港元及7%至約5,263,000,000港元。於本期間結束時持有之工程合約如下：

	二零零三年九月三十日 持有工程合約價值 百萬港元	二零零三年九月三十日 餘下工程價值 百萬港元
樓宇建築工程	8,603	3,665
土木工程	2,021	1,077
專項工程	1,168	521
	11,792	5,263

期結日後，保華德祥集團新取合約總估總值約1,349,000,000港元，包括兩項酒店發展項目建築合約價值約1,168,000,000港元。

由於公私營界別皆減縮資本開支，本港建築業過去幾年直走下坡，導致競爭激烈及使到本集團毛利率受損。因此，本集團之所有建築工程分部均在虧損經營，建材部門亦未能倖免。當本集團手頭工程數量增加，預期毛利率將可改善。

物業

於本期間結束時，若撇除自用物業，物業組合之總值約536,000,000港元，[illegible]
[illegible]

(6)

+852 2372 0641

[illegible]	244,778	200,934
應收賬款、訂金及預付款項	1,180,306	1,073,357
已抵押銀行存款、銀行結存及現金	248,306	256,096
其他流動資產	526,511	511,735
	2,200,401	2,022,622
流動負債		
應付客戶合約工程款項	537,989	494,855
應付賬款及應計費用 (12)	828,680	775,761
一年內到期之銀行借款	146,215	144,423
其他流動負債	88,722	83,959
	1,621,606	1,498,998
流動資產淨值	578,795	523,624
總資產減流動負債	3,471,964	3,374,158
少數股東權益	15,383	15,560
非流動負債		
一年後到期之銀行借款	652,225	637,175
其他非流動負債	72,727	62,892
	724,952	700,067
資產淨值	2,731,624	2,658,531
資本及儲備		
股本	107,266	106,302
儲備	2,624,358	2,552,229
股東資金	2,731,624	2,658,531

簡明綜合現金流動表

	未經審核 截至二零零三年九月三十日止六個月 千港元	截至二零零二年九月三十日止六個月 千港元
來自(用於)經營業務現金淨額	15,910	(43,152)
用於投資活動之現金淨額	(19,142)	(110,766)
用於融資活動之現金淨額	(19,502)	(191,536)
現金及與現金等值項目減少淨額	(22,734)	(345,454)
現金及與現金等值項目承前	213,991	520,931
現金及與現金等值項目結轉	191,257	175,477
現金及與現金等值項目結存分析		
銀行結存及現金	248,306	261,549
銀行透支	(57,049)	(86,072)
	191,257	175,477

附註：

1. **編製基準**

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定及香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25條「中期財務申報」編製。

2. **主要會計政策**

簡明財務報表乃根據歷史成本法編製，並已就投資物業及證券投資之重估值作修訂。

除因採納會計實務準則第12條(經修訂)「所得稅」所引致會計政策變動外，編製簡明財務報表所採用之會計政策與本集團截至二零零三年三月三十一日止年度之週年財務報表所採納者相符。實施會計實務準則第12條(經修訂)之主要影響與遞延稅項有關。於過往年度，乃使用收益表負債法就遞延稅項作出部份撥備，即除預期於可見將來不會撥回之時差外，就所產生之時差確認負債。會計實務準則第12條(經修訂)規定採用資產負債表負債法。據此，遞延稅項之核算除有限之例外情況外，均以財務報表內資產及負債之賬面值與計算應課稅溢利所用之相應稅務基準之間所有暫時性差異予以確認。因會計實務準則第12條(經修訂)並未作出具體過渡性規定，本集團已追溯應用該項經修訂之會計政策，比較數字已因此而重新編列。

由於會計政策出現此項改變，二零零三年四月一日之累計溢利增加53,070,000港元(二零零二年四月一日：47,757,000港元)而截至二零零三年九月三十日止六個月溢利則已減少14,132,000港元(截至二零零二年九月三十日止六個月溢利增加5,526,000港元)。

3. **分部資料**

就管理方面而言，本集團之業務分為六大營運部門，分別為樓宇建築、土木工程、專項工程、建築材料、物業租賃及銷售物業。此等部門乃本集團匯報主要分部資料之基準。

本集團截至二零零三年九月三十日止六個月之營業額及經營溢利之貢獻按主要業務分析如下：

業務分部：

	截至二零零三年九月三十日止六個月 對外 千港元	分部之間銷售 千港元	總計 千港元	截至二零零二年九月三十日止六個月 對外 千港元	分部之間銷售 千港元	總計 千港元
營業額						
建築及其他合約工程業務：						
樓宇建築工程	1,191,411	–	1,191,411	1,288,106	46,438	1,334,544
土木工程	195,893	–	195,893	296,256	127	296,383
專項工程	259,023	18,932	277,955	324,090	30,960	355,050
建築材料	2,985	44,620	47,605	4,172	16,958	21,130
	1,649,312	63,552	1,712,864	1,912,624	94,483	2,007,107
物業租賃	25,129	7,835	32,964	27,838	11,480	39,318
銷售物業	–	–	–	8,340	–	8,340
已終止業務－酒店及餐飲	–	–	–	34,236	–	34,236
對銷	–	(71,387)	(71,387)	–	(105,963)	(105,963)
	1,674,441	–	1,674,441	1,983,038	–	1,983,038

海外稅項
應佔聯營公司稅項之撥備

遞延稅項

香港利得稅乃按期內估計應課稅溢利以17.5%…
海外稅項按有關司法權區適用之稅率計算。

8. **股息**

中期股息－每股港幣1.0仙
(二零零二年：港幣1.0仙)

特別股息－每股港幣29.0仙
(二零零二年：無)

截至二零零三年九月三十日止六個月以現金派付…乃參照本報告刊發之日已發行普通股1,093,703,466股…

期內，已就股東批准派發截至二零零三年三月三十一…港幣1.0仙)，合共10,727,000港元(二零零二年：10,367,…

9. **每股盈利(虧損)**

期內每股基本及攤薄盈利(虧損)乃根據以下數據計算…

盈利(虧損)：

計算每股基本盈利(虧損)之盈利(虧損)
潛在攤薄普通股之影響：聯營公司
　已攤薄每股盈利調整之潛在調整

計算每股攤薄盈利(虧損)之盈利(虧損)

股份數目：

計算每股基本及攤薄盈利(虧損)之普通股加權平均數

在計算截至二零零三年九月三十日止六個月之每股攤…時，由於本公司購股權及認股權證之行使價高…股權證被視為之情況。

10. **投資物業、物業、機械及設備**

期內本集團用於物業、機械及設備之款項共約4,438,0…共計出售該作價約…本集團出售若干投資物業及物業…(二零零二年：3,900,000港元)及約7,543,000港元(二…

若干投資物業乃經由董事參考獨立專業估值師作出…

11. **應收賬款、訂金及預付款項**

本集團合約工程業務之應收款一般乃與貿易客戶協…貿易賬項乃以按月賬款方式支付。本集團就其他應收…

以下為於結算日之應收貿易賬項賬齡分析：

90日內
90日以上但不超過180日
超過180日

12. **應付賬項及應計費用**

以下為於期末之應付貿易賬項賬齡分析：

90日內
90日以上但不超過180日
超過180日

股息

於二零零三年十二月十六日所決議，本集團建議以…普通股份，每股現金587,300,000港元，因此，於二…元已全數派發。在現金狀況下，董事局建議派發…決議向於二零零四年一月…日辦公時間結束時名列…九月三十日止六個月之中期股息每股港幣1仙及於…每股港幣1仙及並無特別股息)。中期股息及特別股…式向股東派付。

[page 72 illegible]

The Standard Monday, 22nd December, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made in relation to the increase in the trading volume of the shares of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

We have noted that the recent increase in trading volume of the shares ("Shares") of Paul Y. - ITC Construction Holdings Limited ("the Company") and wish to state that the Company published its interim results for the six months ended 30th September, 2003 on the Stock Exchange's website at 2:38 p.m., this afternoon. The board has also resolved to pay an interim dividend of 1 cent per Share and a special dividend of 29 cents per Share for the six months ended 30th September, 2003, details of which are disclosed in the interim results announcement issued by the Company today.

In addition, the Company had been informed after 3:00 p.m., this afternoon that ITC Corporation Limited, which holds approximately 64.2% of the Company, had acquired 1,500,000 Shares at HK$0.95 per Share from the market after 3:00 p.m., this afternoon, representing approximately 0.1% of the issued share capital of the Company. Immediately after the acquisition of the Shares, ITC Corporation Limited holds approximately 64.3% of the Company. Dr. Chan Kwok Keung, Charles, a director and substantial shareholder of the Company is deemed to be interested in approximately 34.8% of the issued ordinary share capital of ITC Corporation Limited.

Save as the said interim results announcement dated 19th December, 2003 and announcement issued jointly by the Company and ITC Corporation Limited dated 16th December, 2003, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 19th December, 2003

成報 二零零三年十二月二十二日 (星期一)

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

公 佈

本公佈乃就本公司股份之交投量上升而發出。

本公佈乃因應香港聯合交易所有限公司（「聯交所」）之要求而刊發。

吾等注意到最近保華德祥建築集團有限公司（「本公司」）股份（「股份」）之交投量上升，並謹作出聲明，本公司已於今日下午二時三十八分於聯交所網頁刊載截至二零零三年九月三十日止六個月之中期業績，董事會亦議決派付截至二零零三年九月三十日止六個月之中期股息每股1仙及特別股息每股29仙，詳情已於本公司在今日刊發之中期業績公佈中披露。

此外，本公司於今日下午三時後獲通知，持有本公司約64.2%權益之德祥企業集團有限公司於今日下午三時後於市場上按每股0.95港元購入1,500,000股股份，佔本公司已發行股本約0.1%。緊隨收購該等股份後，德祥企業集團有限公司持有本公司約64.3%權益。本公司董事兼主要股東陳國強博士被視為持有德祥企業集團有限公司已發行普通股本約34.8%權益。

除上述於二零零三年十二月十九日刊發之中期業績公佈及本公司及德祥企業集團有限公司於二零零三年十二月十六日刊發之聯合公佈外，吾等亦確認，目前概無任何涉及收購或變現之洽商或協議為根據上市協議第3段須予披露，董事亦不知悉有任何足以或可能影響股價之事項為根據上市協議第2段所規定之一般責任須予披露。

本公佈乃承本公司董事會之命而刊發，各董事願就本公佈之準確性個別及共同承擔責任。

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

香港，二零零三年十二月十九日

The Stock Exchange of Hong Kong Limited +852 2372 0641 ... contents of this announcement as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ITC

ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION
DISPOSAL OF SHARES IN DOWNER EDI LIMITED BY PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

The directors of Paul Y. - ITC and ITC Corporation jointly announce that a subsidiary of Paul Y. - ITC, a 64.23% owned subsidiary of ITC Corporation, has disposed of 20 million Downer shares on 8th December, 2003 to independent third parties for a total consideration of A$73.6 million, which is equivalent to approximately HK$421.7 million, at a price of A$3.68 per Downer share, which is equivalent to approximately HK$21.09 per Downer share.

On 28th April, 2003, a subsidiary of Paul Y. - ITC entered into an incentive option agreement with a company controlled by the group and divisional chief executive officers, chief financial officers, general managers, and departmental head of different key operation of the Downer group whom has an option to purchase 8.75 million Downer shares (adjusted from 35 million shares in Downer as a result of consolidation of 4 shares in Downer into 1 Downer share on 28th November, 2003) from the Paul Y. - ITC group at A$2.2 per Downer share (equivalent to approximately HK$12.6). If all the option were exercised on 28th April, 2003, the total consideration amounted to A$19.3 million (equivalent to approximately HK$92.8 million).

The disposal of 20 million Downer shares, together with the prior disposal of 8.75 million Downer shares (adjusted from 35 million shares in Downer as a result of consolidation of 4 shares in Downer into 1 Downer share on 28th November, 2003) as announced on 11th November, 2003 and the incentive option agreement, constitute a discloseable transaction for Paul Y. - ITC and ITC Corporation under the Listing Rules.

The 20 million Downer shares and the 8.75 million Downer shares disposed, and the 8.75 million Downer shares under the incentive option agreement represented 7.1%, 3.1% and 3.1% of the total issued share capital of Downer respectively. A circular containing further details of the Disposal and the incentive option agreement will be sent to the shareholders of Paul Y. - ITC and ITC Corporation as soon as practicable.

Disposal of shares in Downer

Reference is made to the announcement of Paul Y. - ITC on 11th November, 2003 in relation to, amongst other things, the placing of 35 million shares in Downer by Paul Y. - ITC (adjusted to 8.75 million Downer shares as a result of the consolidation of 4 shares in Downer into 1 Downer share on 28th November, 2003). Downer is an associate of Paul Y. - ITC and separately listed on the Australian Stock Exchange. The directors of ITC Corporation considered the placing of 35 million shares in Downer by Paul Y. - ITC was not price sensitive. In addition, the placing did not constitute notifiable transaction for ITC Corporation under the Listing Rules and thus did not require to be disclosed on 11th November, 2003.

The directors of Paul Y. - ITC and ITC Corporation wish to inform that Paul Y. - ITC, a 64.23% owned subsidiary of ITC Corporation, has arranged its subsidiary for the disposal of 20 million Downer shares on the Australian stock market on 8th December, 2003 to independent third parties not connected with the directors, chief executives and substantial shareholders of Paul Y. - ITC and ITC Corporation or their respective subsidiaries or any of their respective associates, as defined under the Listing Rules. The 20 million Downer shares represented 7.1% of the total issued share capital of Downer.

The 20 million Downer shares were disposed at a market price of A$3.68 per Downer share, which is equivalent to approximately HK$21.09 per Downer share on 8th December, 2003. As a result, the total consideration of the disposal of 20 million Downer shares is approximately A$73.6 million, before tax and expenses, which is equivalent to approximately HK$421.7 million, and was satisfied in cash. As at the date of this announcement, the directors of Paul Y. - ITC have no specific plan regarding the use of the proceeds resulting from the disposal of 20 million Downer shares. The directors of Paul Y. - ITC will carefully evaluate the situation and hold the proceeds as short term deposits for as long as the directors of Paul Y. - ITC consider it to be in the best interest of the Paul Y. - ITC group and the shareholders of Paul Y. - ITC taken as a whole.

As a result of the Disposal, the shareholding interest of Paul Y. - ITC in Downer has decreased from 31.5% to 21.3%.

The following table sets out the changes of Paul Y. - ITC shareholding interests in Downer arising from the Disposal:

	Number of shares in Downer	Shareholding (in percentage)
As at 1st November, 2003	354,674,196	31.5
Disposal during November, 2003	(35,000,000)	(3.1)
Balance immediate before share consolidation	319,674,196	28.4
Share consolidation of 4 shares in Downer into 1 new Downer share		
Balance immediate after share consolidation	79,918,549	28.4
Disposal in December, 2003	(20,000,000)	(7.1)
	59,918,549	21.3

Reasons for and benefit of the Disposal

The directors of Paul Y. - ITC consider that the Disposal represents a good opportunity for Paul Y. - ITC to realise part of its investment. It is expected that the Paul Y - ITC group will report an estimated aggregate profit of approximately HK$196 million on the Disposal. It is the intention of Paul Y. - ITC to hold its remaining shareholding interest in Downer as long term investment.

Incentive option agreement

On 28th April, 2003, a subsidiary of Paul Y. - ITC entered into an incentive option agreement with the Grantee, under which the Grantee has an option to purchase 8.75 million Downer shares (adjusted from 35 million shares in Downer as a result of consolidation of 4 shares in Downer into 1 Downer share on 28th November, 2003) from the Paul Y. - ITC group at A$2.2 per Downer share (equivalent to approximately HK$12.6). If all the option were exercised on 28th April, 2003, the total consideration amounted to A$19.3 million (equivalent to approximately HK$92.8 million). The option is exercisable on or before 27th April, 2004

Information on Paul Y. - ITC

The principal activities of Paul Y. - ITC group include building construction, civil engineering, specialist works, property investment, and manufacturing and trading of construction materials. In addition, its investment in major associates includes Downer and China Strategic Holdings Limited.

Information on Downer

Downer has become an associate of Paul Y. - ITC since 2001. Downer is listed on the Australian Stock Exchange and the New Zealand Stock Exchange. The principal activities of Downer group include provision of comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific.

The following is a summary of the audited consolidated results of the Downer group for the two years ended 30th June, 2003 and 30th June, 2002 respectively:

	2003 A$'000	2003 HK$'000	2002 A$'000	2002 HK$'000
Revenue	2,679,930	15,355,999	2,430,390	13,926,135
Profits before taxation	94,743	542,877	79,301	454,395
Taxation	(28,171)	(161,420)	(22,870)	(131,045)
Profits after taxation	66,572	381,457	56,431	323,350

The audited consolidated net asset value of the Downer group as at 30th June, 2003 was about A$760.2 million, equivalent to about HK$4,355.9 million.

General

The Disposal and the incentive option agreement constitute a discloseable transaction for Paul Y. - ITC and ITC Corporation under the Listing Rules. A circular containing the details of the Disposal and the incentive option agreement will be sent to the shareholders of Paul Y. - ITC and ITC Corporation as soon as practicable.

Definition

Disposal	Disposal by Paul Y. - ITC group of 20 million Downer shares on 8th December, 2003 together with the prior disposal by the Paul Y. - ITC group of 8.75 million Downer shares as announced on 11th November, 2003 by Paul Y. - ITC
Downer	Downer EDI Limited, a company whose securities are listed on the Australian Stock Exchange and the New Zealand Stock Exchange
Downer group	Downer and its subsidiaries
Downer shares	consolidated shares in Downer as adjusted as a result of consolidation of 4 shares into 1 new share of Downer on 28th November, 2003
Grantee	the grantee under the incentive option agreement. The grantee is a company controlled by the group and divisional chief executive officers, chief financial officers, general managers and departmental head of different key operation of the Downer group, whom are not connected with the directors, chief executives and substantial shareholders of Paul Y. - ITC and ITC Corporation or their respective subsidiaries or any of their respective associates, as defined under the Listing Rules
incentive option agreement	the incentive option agreement dated 28th April, 2003 entered between the subsidiary of Paul Y. - ITC and the Grantee
ITC Corporation	ITC Corporation Limited, a company whose securities are listed on the Stock Exchange
Paul Y. - ITC	Paul Y. - ITC Construction Holdings Limited, a company whose shares are listed on the

[illegible] option agreement with the Grant[illegible] an option to purchase 8.75 million Do[illegible] +852 2372 0641 million shares in Downer as a result of consolidation of 4 shares in Downer into 1 Downer share on 28th November, 2003) from the Paul Y. - ITC group at A$2.2 per Downer share (equivalent to approximately HK$12.6). If all the option were exercised on 28th April, 2003, the total consideration amounted to A$19.3 million (equivalent to approximately HK$92.8 million). The option is exercisable on or before 27th April, 2004 unless extended in accordance with its terms. Although Downer is just an associate of Paul Y. - ITC, it represents a very significant investment of Paul Y. - ITC. Therefore, the management of Downer was given the incentive to enhance the value of Downer and Paul Y. - ITC as a whole.

Information on ITC Corporation

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC and Downer, interests in Hanny Holdings Limited, China Strategic Holdings Limited, Burcon NutraScience Corporation, Star East Holdings Limited, M Channel Corporation Limited, Wing On Travel (Holdings) Limited, Rosedale Hotel Group Limited, Dong Fang Gas Holdings Limited, China Enterprises Limited and MRI Holdings Limited. In addition to those businesses carried out through Paul Y. - ITC, the principal activities of ITC Corporation and its subsidiaries comprise the investment holding, provision of finance, and trading of building materials and machinery.

incentive option agreement	the incentive option agreement dated 28th April, 2003 entered between the subsidiary of Paul Y. - ITC and the Grantee
ITC Corporation	ITC Corporation Limited, a company whose securities are listed on the Stock Exchange
Paul Y. - ITC	Paul Y. - ITC Construction Holdings Limited, a company whose shares are listed on the Stock Exchange
Paul Y. - ITC group	Paul Y. - ITC and its subsidiaries
Stock Exchange	The Stock Exchange of Hong Kong Limited
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange
HK$	Hong Kong dollars
A$	Australian dollars

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

By Order of the Board
ITC Corporation Limited
Law Hon Wa, William
Company Secretary

Hong Kong, 16th December, 2003

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

ITC
ITC CORPORATION LIMITED
（德祥企業集團有限公司）
（於百慕達註冊成立之有限公司）

須予披露交易
保華德祥建築集團有限公司
出售DOWNER EDI LIMITED之股份

保華德祥及德祥企業之董事聯合宣佈，保華德祥（乃德祥企業持有64.23%權益之附屬公司）之附屬公司已於二零零三年十二月八日向獨立第三者出售20,000,000股Downer股份，總代價為73,600,000澳元（約相等於421,700,000港元），每股Downer股份作價3.68澳元（約相等於每股Downer股份21.09港元）。

於二零零三年四月二十八日，保華德祥之附屬公司與一公司（由Downer集團之集團及分部行政總裁、財務總監、總經理及不同主要業務之部門主管控制）訂立獎勵選擇權協議，據此Downer集團若干行政人員有權向保華德祥集團購買8,750,000股Downer股份（就於二零零三年十一月二十八日將Downer之四股股份合併為一股Downer股份之35,000,000股股份作出調整），每股Downer股份作價2.2澳元（約相等於12.6港元）。倘所有選擇權於二零零三年四月二十八日獲行使，則總代價為19,300,000澳元（約相等於92,800,000港元）。

根據上市規則，出售20,000,000股Downer股份，連同於二零零三年十一月十一日所公佈先前出售8,750,000股Downer股份（就於二零零三年十一月二十八日將Downer之四股股份合併為一股Downer股份之35,000,000股股份作出調整），及獎勵選擇權協議構成保華德祥及德祥企業之須予公佈交易。

所出售之20,000,000股Downer股份及8,750,000股Downer股份及獎勵選擇權協議項下之8,750,000股Downer股份分別佔Downer全部已發行股本之7.1%、3.1%及3.1%。載有出售事項及獎勵選擇權協議其他詳情之通函將於可行情況下盡快寄交保華德祥及德祥企業之股東。

出售Downer之股份

謹提述保華德祥於二零零三年十一月十一日刊發之公佈，內容有關（其中包括）保華德祥配售Downer之35,000,000股股份（就於二零零三年十一月二十八日將Downer之四股股份合併為一股Downer股份而調整至8,750,000股Downer股份）。Downer為保華德祥之聯營公司，並另行於澳洲證券交易所上市。德祥企業之董事認為，保華德祥配售Downer35,000,000股股份並不影響股價。此外，根據上市規則，配售事項並不構成德祥企業之須予披露交易，故毋須於二零零三年十一月十一日作出披露。

保華德祥及德祥企業之董事謹此通知，保華德祥（乃德祥企業持有64.23%權益之附屬公司）已安排其附屬公司於二零零三年十二月八日在澳洲股票市場出售20,000,000股Downer股份予獨立第三者（與保華德祥及德祥企業或彼等各自之附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士（定義見上市規則）並無關連）。該20,000,000股Downer股份佔Downer全部已發行股本之7.1%。

該20,000,000股Downer股份已於二零零三年十二月八日按市場價格每股3.68澳元（約相等於每股21.09港元）出售。因此，出售20,000,000股Downer股份之總代價約為73,600,000澳元（未計稅項及開支）（約相等於421,700,000港元），並已以現金支付。於本公佈日期，保華德祥之董事並無就出售20,000,000股Downer股份所得款項之用途制定具體計劃。保華德祥之董事將仔細評估情況，並於保華德祥之董事認為符合保華德祥集團及保華德祥股東之整體利益時，將所得款項以短期存款方式持有。

由於出售事項，保華德祥於Downer之股權已由31.5%減少至21.3%。

下表載列因出售事項導致保華德祥於Downer之股權變動：

	於Downer之股份數目	股權（以百分比計算）
於二零零三年十一月一日	354,674,196	31.5
於二零零三年十一月內進行之出售事項	(35,000,000)	(3.1)
緊接股份合併前結餘	319,674,196	28.4
Downer之四股股份合併為一股Downer股份之股份合併		
緊隨股份合併後結餘	79,918,549	28.4
於二零零三年十二月進行之出售事項	(20,000,000)	(7.1)
	59,918,549	21.3

進行出售事項之原因及利益

保華德祥之董事認為，出售事項為保華德祥帶來變現其部份投資之良機，預期保華德祥集團將於出售事項中錄得估計溢利約196,000,000港元。保華德祥擬將其所持於Downer之餘下權益作為長期投資。

獎勵選擇權協議

於二零零三年四月二十八日，保華德祥之附屬公司與承授人訂立……

有關保華德祥之資料

保華德祥之主要業務包括樓宇建築、土木工程、專項工程、物業投資，以及製造及買賣建築材料。此外，該公司於主要聯營公司之投資包括Downer及中策集團有限公司。

有關Downer之資料

Downer自二零零一年起已成為保華德祥之聯營公司。Downer在澳洲證券交易所及紐西蘭證券交易所上市。Downer集團之主要業務包括為澳洲、紐西蘭、亞洲及太平洋地區之公營及私營電力、鐵路、公路、電訊、礦務及礦物加工行業提供全面之工程及基建管理服務。

下表為Downer集團分別截至二零零三年六月三十日及二零零二年六月三十日止兩個年度之經審核綜合業績概要：

	二零零三年 千澳元	二零零三年 千港元	二零零二年 千澳元	二零零二年 千港元
收入	2,679,930	15,355,999	2,430,390	13,926,135
除稅前溢利	94,743	542,877	79,301	454,395
稅項	(28,171)	(161,420)	(22,870)	(131,045)
除稅後溢利	66,572	381,457	56,431	323,350

Downer集團於二零零三年六月三十日之經審核綜合資產淨值約為760,200,000澳元（約相等於4,355,900,000港元）。

一般資料

根據上市規則，出售事項及獎勵選擇權協議構成保華德祥及德祥企業之須予公佈交易。載有出售事項及獎勵選擇權協議詳情之通函將於可行情況下盡快寄交保華德祥及德祥企業之股東。

釋義

「出售事項」	指	保華德祥集團於二零零三年十二月八日出售20,000,000股Downer股份，連同於二零零三年十一月十一日所公佈保華德祥先前出售8,750,000股Downer股份
「Downer」	指	Downer EDI Limited，其證券在澳洲證券交易所及紐西蘭證券交易所上市之公司
「Downer集團」	指	Downer及其附屬公司
「Downer股份」	指	Downer之合併股份，已就於二零零三年十一月二十八日將Downer之四股股份合併為一股新股份而作出調整
「承授人」	指	獎勵選擇權協議項下之承授人。承授人為一公司（由Downer之集團及分部行政總裁、財務總監、總經理及不同主要業務之部門主管控制），該等人士與保華德祥及德祥企業或彼等各自之附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士（定義見上市規則）並無關連
「獎勵選擇權協議」	指	保華德祥之附屬公司與承授人於二零零三年……

於二零零三年四月二十八日 +852 2372 0641 人訂立獎勵選擇權協議，據此承授人有權向保華德祥集團購買8,750,000股Downer股份（就於二零零三年十一月二十八日將Downer之四股股份合併為一股Downer股份之35,000,000股股份作出調整），每股Downer股份作價2.2澳元（約相等於12.6港元）。倘所有購股權於二零零三年四月二十八日獲行使，則總代價為19,300,000澳元（約相等於92,300,000港元）。選擇權可於二零零四年四月二十七日或之前行使，惟根據其條款延長則除外。雖然Downer僅為保華德祥之聯營公司，但亦屬於保華德祥之非常重大投資。因此，Downer之管理層獲給予獎勵以提升Downer及保華德祥之整體價值。

有關德祥企業之資料

德祥企業為一家投資控股公司，並直接及間接在多家上市公司持有策略性投資，除保華德祥及Downer外，亦於錦興集團有限公司、中策集團有限公司、Burcon NutraScience Corporation、東方魅力集團有限公司、流動廣告有限公司、永安旅遊（控股）有限公司、珀麗酒店集團有限公司、東方燃氣集團有限公司、China Enterprises Limited及MRI Holdings Limited中擁有權益。除透過保華德祥經營之該等業務外，德祥企業及其附屬公司之主要業務包括投資控股、提供融資、以及買賣建築材料及機器。

（定義見上市規則）並無關連

「獎勵選擇權協議」	指	保華德祥之附屬公司與承授人於二零零三年四月二十八日訂立之獎勵選擇權協議
「德祥企業」	指	德祥企業集團有限公司，其證券在聯交所上市之公司
「保華德祥」	指	保華德祥建築集團有限公司，其股份在聯交所上市之公司
「保華德祥集團」	指	保華德祥及其附屬公司
「聯交所」	指	香港聯合交易所有限公司
「上市規則」	指	聯交所證券上市規則
「港元」	指	香港元
「澳元」	指	澳洲元

承董事會命	承董事會命
保華德祥建築集團有限公司	德祥企業集團有限公司
公司秘書	公司秘書
梅靜紅	羅漢華

香港，二零零三年十二月十六日